September 11, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Russell Mancuso

Re:           BioSig Technologies, Inc.
Registration Statement on Form S-1
Filed July 22, 2013
File No. 333-190080

Ladies and Gentlemen:

On behalf of BioSig Technologies, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 1 to Form S-1 (“Amendment No. 1”), marked to show changes from the Registration Statement on Form S-1 of the Company (File No. 333-190080), filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2013 (the “Registration Statement”).  We acknowledge receipt of the letter of comment dated August 16, 2013 (the “Comment Letter”) from the staff (the “Commission Staff”) of the Division of Corporation Finance of the Commission regarding the Registration Statement.  The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Commission Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Commission Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Form S-1 Facing Page

1.	We note your reference to recapitalizations in footnote 1. Please revise to reflect the language of Rule 416.

Response:

The Company has made the requested revision by amending footnote 1 on the facing page of Amendment No. 1.

2.
Please identify the subsection of Rule 457 of Regulation C you used to calculate your registration fee, and explain why you have referred to the price at which the shares are being offered as “estimated” when it is fixed.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has revised footnote 2 of the fee table to explain how the proposed maximum offering price per share was determined and how the amount of registration fee was calculated in accordance with Rule 457(o) of Regulation C.

Prospectus

3.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:
o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has added a discussion of its status as an emerging growth company on page 13 of Amendment No. 1.

Attached supplementally as Exhibit A to this letter is a copy of the written communications, as defined in Rule 405 under the Securities Act, that the Company or its placement agent presented to potential investors in reliance on Section 5(d) of the Securities Act.  There have been no research reports prepared on behalf of the Company.

4.	In an appropriate section of your prospectus, please describe the various factors considered in determining the $2.09 offering price as required by Regulation S-K Item 505.

Response:

The Company has added a section entitled “Determination of Offering Price” on page 15 of Amendment No. 1 to describe the various factors considered in determining the $2.09 offering price.

5.	In an appropriate section of your prospectus, please disclose clearly your net tangible book value per share. See Regulation S-K Item 506.

Response:

The Company has disclosed its net tangible book value on page 15 of Amendment No. 1.

Prospectus Cover

6.
It is unclear what you mean by “until a market develops” in the first sentence of the second paragraph. We note your reference to the OTC Bulletin Board later in that paragraph. If you mean that the selling shareholders will sell at a price of $2.09 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices, please revise to clarify. Please also revise your “Offering Price” disclosure on page 1 and “Plan of Distribution” disclosure beginning on page 51 accordingly.

Response:

The Company has revised its disclosure on the Prospectus Cover, in the “Offering Price” section on page 1 of Amendment No. 1 and in the “Plan of Distribution” section on page 54 of Amendment No. 1 to clarify that the selling stockholders will sell at a fixed price until the Company’s shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

U.S. Securities and Exchange Commission
September 11, 2013

Risk Factors, page 2

7.
Please tell us whether you intend to register you common stock under Section 12(g) of the Exchange Act before this Form S-1 is effective. If you do not intend to register your common stock under Section 12(g), please add a risk factor to explain the effect of the automatic reporting suspension in Section 15(d) of the Exchange Act as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Response:

The Company does not intend to register its common stock under Section 12(g) of the Exchange Act before its Form S-1 is effective.  The Company has added an applicable risk factor relating to its lack of intent to register its common stock under Section 12(g) of the Exchange Act on page 12 of Amendment No. 1.

8.
Please add a risk factor to explain clearly the effect on common stockholders of the anti-dilution provisions in your other outstanding securities. Highlight in the risk factor the extent to which you historically have reduced the original conversion or exercise prices of outstanding securities.

Response:

The Company has added a risk factor describing the effect on common stockholders of the anti-dilution provisions in our other securities on page 14 of Amendment No. 1.

Special Note, page 14

9.	Please clarify your statement that your disclosure “may not be accurate indications . . .” You should not include disclosure in your filing that you do not believe is accurate.

Response:

The Company has revised its disclosure regarding forward looking statements on page 14 of Amendment No. 1 to delete any indications that aspects of its disclosure may not be accurate.

Use of Proceeds, page 15

10.
Because you have not registered the exercise of the warrants, please relocate your discussion of the use of the exercise proceeds from here and your prospectus cover to remove any implication that those funds are proceeds from the registered offering.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has relocated its discussion of the use of the exercise proceeds to the “Description of Securities” section on page 46 of Amendment No. 1.

Results of Operations, page 17

11.	Please explain the costs associated with the “beneficial conversion feature” of your Series C Preferred Stock described in the third paragraph on page 18.

Response:

The Company has explained the costs associated with the “beneficial conversion feature” of its Series C Preferred Stock on page 18 of Amendment No. 1.  Also, the Company has updated the “Results of Operations” section and the “Liquidity and Capital Resources” section for the six month period ended June 30, 2013.

General and Administrative Expenses, page 18

12.	Your discussion of the change in general and administrative expenses does not explain a significant portion of the increase. Please provide a more complete discussion.

Response:

The Company has expanded its discussion of the change in its general and administrative expenses on page 18 of Amendment No. 1 to more fully explain the increase in such expenses.

Liquidity and Capital Resources, page 19

13.	Please include a discussion of the effect on your liquidity of your obligations to the holders of your Series C Preferred stock.

Response:

The Company has included a discussion of the effect on its liquidity of its obligations to the holders of its Series C Preferred Stock on page 20 of Amendment No. 1.

Overview, page 21

14.	Please file the consent of the representatives mentioned in the last sentence of the first paragraph on page 22 to your use of their opinion regarding the “positive results” in this prospectus.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has deleted the sentence that discloses that the representatives confirmed the positive results on page 22 of Amendment No. 1.

15.
Please reconcile your statement in the second paragraph on page 22 that ablation is becoming the first line of therapy for patients with arrhythmias with your statement in the second paragraph on page 24 that many physicians do not perform ablations because it has not been accepted as standard procedure.

Response:

The Company has clarified the status of the use of ablation as therapy for arrhythmia on page 24 of Amendment No. 1.

16.
Please describe the material terms of the relationships mentioned in the first paragraph on page 22, the last bullet point on page 22, and under the caption “Strategic Alliances” on page 27. Include the material obligations of the parties, the nature of the collaboration, when the relationship began, when the agreements expire, material termination provisions, and material compensation arrangements. Also clarify whether the relationships are continuous and ongoing. File the agreements governing the relationships as exhibits to your registration statement.

Response:

The Company has explained its relationships with the physicians affiliated with the institutions mentioned in the “Strategic Alliances” section on pages 27 and 28 of Amendment No. 1.  The Company has filed the relevant consulting agreements as Exhibits 10.16, 10.17 and 10.18 to Amendment No. 1.

Our Industry, page 23

17.
Please tell us how you determined that you have included the most recent data in your prospectus. We note for example your reference to 1999 and 2002 data at the top of page 24. Also tell us whether you commissioned any of the data disclosed in this section or elsewhere in your prospectus.

Response:

The Company has updated the information to reflect more recent data in the “Our Industry” section on pages 23 and 24 of Amendment No. 1.  None of the data was commissioned.  All information is publicly available on the internet from the American Heart Association, Heart Rhythm Society, Centers for Disease Control and market research reports.

U.S. Securities and Exchange Commission
September 11, 2013

Our Products, page 25

18.
Please clarify whether your proposed product is intended to be used in addition to existing hardware and software or as a replacement for existing hardware and software. If a replacement, please clarify what it is intended to replace and how you have or will obtain rights to the required intellectual property to perform the functions of the products that will be replaced.

Response:

The Company has explained that its proposed product is intended to be used in addition to existing hardware and software in the “Our Products” section on page 25 of Amendment No. 1.

Initial Analysis, page 26

19.	Please clarify what you mean by “baseline wander” and “notch filter.”

Response:

The Company has explained the terms “baseline wander” and “notch filter” in the “Our Products – Initial Analysis” section on page 26 of Amendment No. 1.

20.	Disclose the criteria that you used to determine that the change was “significant” as you mention in the second paragraph.

Response:

The Company has removed the word “significant” as disclosed in the “Our Products – Initial Analysis” section on page 26 of Amendment No. 1.

21.
 Refer to the first picture on page 26. Please tell us whether the recording from the “competitive” system represents the typical recording that current systems provide. Also, clarify what you mean by “ABLd.”

Response:

The Company has explained the term “ABLd” in the caption of the first picture in the “Our Products – Initial Analysis” section on page 26 of Amendment No. 1.

22.	Please clarify how the last picture on page 26 demonstrates “confidence indexes.”

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has revised the caption to the last picture on page 26 of Amendment No. 1 to explain that the picture illustrates the PURE EP System analyzing data.

Competition, page 27

23.	Please provide us support for your statement about the “main reasons” in the paragraph following the list of bullet points in this section.

Response:

The Company has provided support for the “main” reasons on page 28 of Amendment No. 1

Suppliers, page 28

24.
We note your disclosure that you are building your proposed product from supplies that are available from others. However, in the last paragraph on page 25, you disclose that your system involves proprietary hardware, software and algorithms. Please clarify what is proprietary about your proposed product and how your supply arrangements are consistent with the claimed proprietary nature of the proposed product.

Response:

The Company has clarified and revised the Suppliers section on page 29 of Amendment No. 1

Intellectual Property, page 28

25.
With a view toward clarified disclosure regarding your rights to the potential product you describe, please tell us who conceived of the proprietary elements of your proposed product, when this occurred, and how you have rights to that person’s concepts.

Response:

The Company’s co-founder and Chief Technology Officer, Budimir S. Drakulic, Ph.D., conceived the proprietary elements of the PURE EP System during 2009-2010.  As modules are reduced to practice and patented, all patents will be assigned to the Company.

Government Regulation, page 28

26.
Please clarify the basis for your believe that your proposed product will be classified as a Class II device. Disclose the implications for the length of the regulatory clearance process and the nature and extent of required studies if your belief is incorrect; add any material risk factors. In this regard, it is unclear what you mean by the term “nominally” in the context of the last sentence of the first paragraph under the heading “510(k) Clearance Process” on page 29 and whether you believe your device may fall into the category of significantly different devices that must go through the pre-market approval process.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has clarified its disclosure under the “U.S. Food and Drug Administration’s Pre-market Approval Requirements” and “510(k) Approval Process” sections on page 30 of Amendment No. 1 to explain its belief that the PURE EP System will be classified as a Class II device.

27.
Please provide us the basis for your statement regarding the length of time that the 501(k) clearance process “usually takes.” In this regard, please tell us why you believe that it is reasonable to represent to investors that you can complete trials in the fourth quarter of 2014 and obtain FDA marketing clearance by the end of 2014 as you disclose on page 27.

Response:

The Company’s employee had attended an AAMI (American Association of Medical Instrumentation) sponsored seminar on 510(k) approval process.  At the seminar, it was estimated that the 510(k) clearance process generally takes three to six months from the date the application is submitted and filed with the U.S. Food and Drug Administration, but it could take longer.  In addition, the Company has revised its disclosure in the “Growth Strategy” section on page 27 of Amendment No. 1 to clarify the Company’s estimated time of obtaining FDA marketing clearance.

Executive Officers and Directors, page 31

28.	Please disclose all information required by Regulation S-K Item 401(e)(2). For example, we note Mr. Londoner’s role with chatAND, Inc.

Response:

The Company has revised its disclosure in the “Executive Officers and Directors” section on pages 32 and 33 of Amendment No. 1 to include all information required by Regulation S-K Item 401(e)(2).

29.
If Mr. Londoner’s relationship with NewCardio extended beyond December 2007, please clarify your disclosure. Also if NewCardio or other entities named in this section had or were developing products involving electrophysiology studies, please clarify your disclosure accordingly.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has revised its disclosure with respect to Mr. Londoner’s relationship with NewCardio on page 32 of Amendment No. 1.  In addition, the Company has revised its disclosure in the “Executive Officers and Directors” section on pages 32 through 34 of Amendment No. 1 to note those companies with whom the Company’s officers and directors are affiliated that developed or are developing products involving electrophysiology studies.

30.	Please include the information required by Regulation S-K Item 401 regarding the principal financial officer that you identify on the Signatures page of this Form S-1.

Response:

The Company has revised its disclosure in the “Executive Officers and Directors” section to include all information required by Regulation S-K Item 401(e)(2) on pages 32 of Amendment No. 1.

31.
Refer to the awards mentioned in the last paragraph on page 31. With a view toward clarified disclosure, please tell us the criteria for selecting the award recipient, whether others also received the awards, and whether any consideration was provided to enter the contest or receive the award.

Response:

The Company has clarified its disclosure in the biographical information for Dr. Drakulic on page 32 of Amendment No. 1 to explain that the company for which Dr. Drakulic was serving as chief technology officer received the two Frost & Sullivan award.  Frost & Sullivan is a market research firm that does not accept any considerations for those awards.  The Company is not aware of the criteria for selecting the winner of the Crump Prize.

32.	Please tell us the public medical device company on which Dr. Drakulic served as a member of the board of directors as suggested by the least sentence on page 31.

Response:

The Company has revised its disclosure with respect to Dr. Drakulic on page 32 of Amendment No. 1 to clarify that Dr. Drakulic served as the chief technology officer of a public medical device company.

Executive Compensation, page 34

33.	Please reconcile the 2011 CEO compensation in the table with your disclosure on page 18 regarding the CEO having waived compensation prior to 2012.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has revised its disclosure on page 18 of Amendment No. 1 to clarify that its chief executive officer received a reduced salary in 2011.

34.	Please disclose when you granted the options mentioned in the first table on page 35.

Response:

The Company has disclosed on page 36 of Amendment No. 1 when it granted the options listed in the table in the “BioSig Technologies, Inc. 2012 Equity Incentive Plan” section.

35.
Refer to your disclosure on page F-10 regarding shares issued for services provided by founders. Please provide us your analysis of whether those transactions should be reported in your Summary Compensation Table or in the disclosure required by Regulation S-K item 404.

Response:

The Company has revised its disclosure on pages 35 and 45 of Amendment No. 1 to include the founders shares in the summary compensation table and in the “Certain Relationships and Related Party Transactions” section.

Director Compensation, page 35

36.
The first sentence of footnote 1 appears to indicate that the information in your table differs from the grant date fair value disclosure required by Regulation S-K Item 402(r)(2)(iv). Please clarify. In this regard:

•	please tell us why the compensation explained in footnote (5) is not reported in a “Stock Awards” column of the table complying with Item 402(r)(2)(iii).

•	please see Regulation S-K Item 402(n)(2)(v) and Instruction 1 to Item 402(n)(2)(v), and revise your table and footnotes on page 34 accordingly.

Response:

The Company has revised its disclosure in the table and footnotes for both the 2012 and 2011 Summary Compensation Table in the “Executive Compensation” section on page 35 of Amendment No. 1 and the director compensation table on pages 36 and 37 of Amendment No. 1 to meet the requirements of Regulation S-K Item 402(n)(2)(v) and Regulation S-K Item 402(r)(2)(iv), respectively.  The Company has moved the compensation explained in footnote (5) to the “Stock Awards” column of the director compensation table on pages 36 and 37 of Amendment No. 1.

U.S. Securities and Exchange Commission
September 11, 2013

Security Ownership of Certain Beneficial Owners, page 36

37.
Please tell us why the entity holding 3,606,250 shares mentioned in footnotes (4) and (12) is not named and included in the table as a beneficial owner of more than 5% of a class of your voting securities.

Response:

The Company has revised the beneficial ownership table on pages 38 and 39 of Amendment No. 1 to reflect the addition of Miko Consulting Group, Inc. as a beneficial owner of more than 5% of the Company’s voting securities.

Selling Stockholders, page 38

38.
Refer to the last sentence of the second paragraph in this section. Given that you are not eligible to rely on Rule 430B(b), please tell us the authority on which you rely to include additional selling stockholders in supplements or amendments.

Response:

The Company has deleted this sentence in Amendment No. 1 because it is not eligible to rely on Rule 430B(b).

39.
Please disclose when the selling stockholders acquired the preferred stock and warrants related to the offered shares. Also disclose the amount that the selling stockholders paid for those preferred shares and warrants, and any changes to the exercise and conversion prices since you issued the securities.

Response:

The Company has revised the first paragraph in the “Selling Stockholders” section on page 39 of Amendment No. 1 to disclose this additional information.  There have not been any changes to the conversion and exercise prices of the Company’s Series C Preferred Stock and warrants since their issuance, although there was an amendment to the conversion price of the Series C Preferred Stock prior to issuance.

40.
If selling stockholders participated in financings during the past three years other than the transaction in which they acquired the preferred stock and warrants related to the offered shares, please disclose the nature and extent of that participation. Include the amount the selling shareholders paid per $5000 preferred share.

Response:

The Company has revised the footnotes to the selling stockholder table on pages 41 through 44 of Amendment No. 1 to disclose this information concerning participation in previous financings.

U.S. Securities and Exchange Commission
September 11, 2013

41.
Please provide us your analysis of whether this offering is on behalf of the issuer. Please refer to the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 612.09 available on the Commission’s web site.

Response:

For the reasons set forth below, the Company believes that the shares of common stock that the Company is proposing to register for resale in Amendment No. 1 are not being offered on behalf of the issuer.

Background

On February 6, 2013, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with six accredited investors (the “February 6 Investors”), including two directors of the Company, pursuant to which the February 6 Investors exchanged their bridge notes and related warrants for an aggregate of 600 shares of the Company’s Series Preferred Stock, convertible into 287,082 shares of the Company’s common stock at a conversion price of $2.09 per share, and five-year warrants to purchase an aggregate of 287,082 shares of the Company’s common stock at an exercise price of $2.61 per share (collectively, the “February 6 Securities”), in a private placement transaction (the “February 6 Private Placement”).  The Securities Purchase Agreement allowed for multiple closings.  On the same date, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the February 6 Investors that required the Company to, among other things, register for resale the shares of common stock underlying the February 6 Securities on an effective registration statement with the Commission.

On February 12, 2013, pursuant to the Securities Purchase Agreement, the Company sold to three unaffiliated accredited investors (the “February 12 Investors”) an aggregate of 800 shares of its Series C Preferred Stock convertible into 382,775 shares of the Company’s common stock at a conversion price of $2.09 per share, and five-year warrants to purchase up to 382,775 shares of common stock at an exercise price of $2.61 per share (collectively, the “February 12 Securities”), in a private placement transaction (the “February 12 Private Placement”).  On the same date, the Company entered into the Registration Rights Agreement with the February 12 Investors that required the Company to, among other things, register for resale the shares of common stock underlying the February 12 Securities on an effective registration statement with the Commission.

On February 13, 2013, pursuant to the Securities Purchase Agreement, the Company sold to seven unaffiliated accredited investors (the “February 13 Investors”) an aggregate of 420 shares of its Series C Preferred Stock convertible into 200,956 shares of the Company’s common stock at a conversion price of $2.09 per share, and five-year warrants to purchase up to 200,956 shares of common stock at an exercise price of $2.61 per share (collectively, the “February 13 Securities”), in a private placement transaction (the “February 13 Private Placement”).  On the same date, the Company entered into the Registration Rights Agreement with the February 13 Investors that required the Company to, among other things, register for resale the shares of common stock underlying the February 13 Securities on an effective registration statement with the Commission.

U.S. Securities and Exchange Commission
September 11, 2013

On March 1, 2013, pursuant to the Securities Purchase Agreement, the Company sold to eight unaffiliated accredited investors (the “March 1 Investors”) an aggregate of 415 shares of its Series C Preferred Stock convertible into 198,564 shares of the Company’s common stock at a conversion price of $2.09 per share, and five-year warrants to purchase up to 198,564 shares of common stock at an exercise price of $2.61 per share (collectively, the “March 1 Securities”), in a private placement transaction (the “March 1 Private Placement”).  On the same date, the Company entered into the Registration Rights Agreement with the May 1 Investors that required the Company to, among other things, register for resale the shares of common stock underlying the May 1 Securities on an effective registration statement with the Commission.

On May 6, 2013, pursuant to the Securities Purchase Agreement, the Company sold to four unaffiliated accredited investors (the “May 6 Investors”) an aggregate of 187 shares of its Series C Preferred Stock convertible into 89,473 shares of the Company’s common stock at a conversion price of $2.09 per share, and five-year warrants to purchase up to 89,473 shares of common stock at an exercise price of $2.61 per share (collectively, the “May 6 Securities”), in a private placement transaction (the “May 6 Private Placement”).  On the same date, the Company entered into the Registration Rights Agreement with the May 6 Investors that required the Company to, among other things, register for resale the shares of common stock underlying the May 6 Securities on an effective registration statement with the Commission.

On July 15, 2013, in connection with certain of the February 6 Investors, the February 12 Investors, February 13 Investors, the March 1 Investors and the May 6 Investors (all such investors collectively, the “Early Investors”) agreeing to certain amendments to the Securities Purchase Agreement and the Registration Rights Agreement, the Company issued to all Early Investors five-year warrants to purchase up to an aggregate of 289,730 shares of common stock at an exercise price of $2.61 per share (the “July 15 Warrants”).

Also on July 15, 2013, pursuant to the Securities Purchase Agreement, the Company sold to 17 unaffiliated accredited investors (the “July 15 Investors” and, together with the Early Investors, the “Investors”) an aggregate of 359 shares of its Series C Preferred Stock convertible into 171,777 shares of the Company’s common stock at a conversion price of $2.09 per share, and five-year warrants to purchase up to 171,777 shares of common stock at an exercise price of $2.61 per share (collectively, the “July 15 Securities”), in a private placement transaction (the “July 15 Private Placement” and, together with the February 6 Private Placement, the February 12 Private Placement, the February 13 Private Placement, the March 1 Private Placement and the May 6 Private Placement, the “Private Placements”).  On the same date, the Company entered into the Registration Rights Agreement with the July 15 Investors that required the Company to, among other things, register for resale the shares of common stock underlying the July 15 Securities on an effective registration statement with the Commission.

Also on July 15, 2013, the Company issued to Laidlaw & Co (UK) Ltd. (the “Placement Agent”), as partial consideration for serving as placement agent for the sale of the Series C Preferred Stock and the related warrants, a five-year warrant to purchase up to 177,057 shares of common stock at an exercise price of $2.61 per share (the “Placement Agent Warrants” and, together with the February 6 Securities, the February 12 Securities, the February 13 Securities, the March 1 Securities, the May 6 Securities, the July 15 Warrants and the July 15 Securities, the “Securities”).

U.S. Securities and Exchange Commission
September 11, 2013

On August 7, 2013, the Company issued an aggregate of 8,941 shares of common stock (the “Interest Shares”) to the February 6 Investors in lieu of cash for payment of the interest accrued on the bridge notes held by the February 6 Investors that were exchanged for shares of the Series C Preferred Stock and the related warrants on February 6, 2013.

415 Analysis

In 1983, the Staff of the Commission (the “Staff”) adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:
“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that the offering registered by Amendment No. 1 is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the “Selling Stockholders”, as identified on page 40 of Amendment No. 1, would not be able to sell their securities at prevailing market prices, even once a market develops for their securities), (ii) the Selling Stockholders would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act), and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would not be available to the Selling Stockholders to effect resales of their securities registered in the offering.

As a result of the foregoing consequences, the Staff’s interpretation of Rule 415 has a potentially dramatic impact on the ability of smaller public companies, like the Company, to raise capital and on the ability of a selling stockholder to effect the resale of its securities. Therefore, the Staff has previously acknowledged that a secondary offering should only be re-characterized as a primary offering after a careful and complete review of the relevant facts and circumstances. Specifically, in its Compliance and Disclosure Interpretations, the Staff has set forth a detailed analysis of the relevant factors that should be examined. Interpretive Response 612.09 (“CDI 612.09”), posted by the Staff on January 26, 2009, provides that:

U.S. Securities and Exchange Commission
September 11, 2013

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415(a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As CDI 612.09 indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in CDI 612.09 is discussed below in the context of the offering under Amendment No. 1. Based on a proper consideration of all of those factors, the Company believes that the Staff should conclude that Amendment No. 1 relates to a valid secondary offering and that the shares of common stock issuable upon conversion of the Series C Preferred Stock and the exercise of the related warrants can be registered for sale on behalf of the Selling Stockholders pursuant to Rule 415.

How Long the Selling Stockholders have Held the Securities

The Investors holding a majority of the Securities have held their shares of the Company’s Series C Preferred Stock and related warrants since February 2013.  In addition, there is no current market for the Company’s common stock and that even upon the effectiveness of the registration statement contained in Amendment No. 1, the Company will have to wait for a market maker to file an application with the Financial Industry Regulatory Authority for the Company’s common stock to eligible for trading on the OTC Bulletin Board.  Furthermore, upon the Company’s common stock becoming eligible for trading on the OTC Bulletin Board, it will likely be trading at a small daily volume due to a lack of analyst coverage for the Company.  As such, it is unlikely that the Investors will be able to sell the shares of the Company’s common stock underlying the Securities in any sort of immediate fashion and the Investors will likely remain holders of the Company’s securities for an extended period of time.

In addition, while all of the Securities are immediately convertible or exercisable into the Company’s common stock, none of the Selling Stockholders have converted or exercised any portions of the Securities, and no shares underlying the Securities have therefore been issued.

Furthermore, although the Investors have bargained for registration rights as part of the Private Placements, registration rights, in and of themselves, do not evidence an intent on the part of the Investors to sell shares. The fact that the Registration Rights Agreement originally contemplated a generous 120-day window before the filing of the registration statement (as opposed to a more typical 30-day period), which was subsequently extended to July 22, 2013, which was approximately five and a half months after the date of the Securities Purchase Agreement, suggests the absence of any such distributive intent.

U.S. Securities and Exchange Commission
September 11, 2013

The Circumstances Under Which the Securities were Received

Except for the Placement Agent Warrants, the July 15 Warrants and the Interest Shares, all of the Securities were issued in the Private Placements.  Such transactions were exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.  The Private Placements, the issuance of the Placement Agent Warrant, the issuance of the July 15 Warrants and the issuance of the Interest Shares were arms’ length transactions and the Company’s legal counsel did not provide any services to any of the Selling Stockholders in connection with these transactions.  In addition, for the issuance of the Placement Agent Warrant and the issuance of the July 15 Warrants, the placement agent and the lead investor of the Early Investors were each represented by separated legal counsel, respectively.

In addition to the above analysis, the Staff should note that none of the Securities include any price “resets”, floating price conversion rights or other “toxic” features that have previously prompted the Staff’s concerns regarding “Extreme Convertible” transactions.

The Relationship to the Company

Other than two of the February 6 Investors, Mr. Londoner, the Company’s president and chief executive officer and director, and Mr. Steinhouse, the Company’s director, none of the Selling Stockholders is currently, or has ever been, an affiliate of the Company.  In addition, Mr. Londoner and Mr. Steinhouse were part of the February 6 Investors, who had originally been issued bridge notes and related warrants as part of a bridge financing transaction that did not contemplate registration rights being granted to shares of common stock underlying the bridge notes.  Furthermore, each of Mr. Londoner and Mr. Steinhouse will retain a significant portion of the Company’s securities that such individual holds, even assuming the sale of the securities being registered on Amendment No. 1.

The Amount of Shares Involved

The Company is seeking to register 3,128,043 shares of common stock are issuable upon exercise of the Securities and 8,941 shares of common stock issued as the Interest Shares, which together total approximately 22% of the Company’s issued and outstanding common stock on a fully diluted basis. The Company currently has 8,196,591 shares of common stock outstanding.  The Company notes that upon the Company becoming subject to the reporting requirements under Section 13 or 15(d) of the Securities and Exchange Act, as amended, all shares of the Company’s Series A Preferred Stock and Series B Preferred Stock will automatically convert to shares of common stock.

The Company understands that where a registration involved more than approximately one-third of the issuer’s public float, the Staff would analyze whether the transaction was in fact a disguised primary offering rather than a valid secondary offering.1  If an issuer sought to register more than one-third of its public float, the Company understands that the Staff has been instructed to examine the transaction to see if it implicates Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  However, this offering falls below the one-third threshold, when calculating the Company’s securities on a fully-diluted basis.  In addition, the Company notes that there are more than forty selling stockholders offering shares to be sold, further supporting the fact that this is a secondary offering by existing stockholders of the Company’s common stock and not a “disguised” primary offering.

1 See Keller, Stanley and William Hicks, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

U.S. Securities and Exchange Commission
September 11, 2013

Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, none of the Selling Stockholders are in the business of underwriting securities.

Whether the Circumstances Indicate that the Selling Stockholders are Acting as a Conduit for the Company

Each of the Selling Stockholders has purchased the Securities offered in Amendment No. 1 with independent counsel and in arm’s length transactions, except for the Placement Agent, which received its shares as consideration for its services as placement agent for the Company.  Additionally, the February 6 Investors received the Interest Shares in lieu of cash interest payments and without an intention to distribute the shares on behalf of the Company.  The Selling Stockholders are not offering the shares issuable upon conversion of the Series C Preferred Stock and exercise of the Warrants on behalf of the Company.  Due to the lack of liquidity of the Company’s common stock, the Selling Stockholders will, as a group, continue to hold a vast majority, if not all of the common stock underlying the Securities after the registration statement in Amendment No. 1 is declared effective.  As discussed above, only two of the Selling Stockholders are now affiliates of the Company and those Selling Stockholders will retain a significant number of the Company’s securities, even assuming that all of the shares of common stock are sold after the effectiveness of the registration in Amendment No. 1.  Finally, the Securities do not include any toxic features that have previously prompted the Staff’s concerns with respect to PIPE transactions and the size of the offering relative to the Company’s public float is not dispositive of an illegal distribution.

42.
For stockholders identified in both the table in this section and the table on page 37, the disclosed beneficial ownership should be the same in both tables. We note for example the difference in the beneficial ownership disclosed for Jonathan Steinhouse.

Response:

The Company has revised the beneficial ownership table on page 38 of Amendment No. 1 and the selling stockholder table on page 40 of Amendment No. 1 such that the beneficial ownership of any stockholder is the same in each table.

U.S. Securities and Exchange Commission
September 11, 2013

43.
With a view toward clarified disclosure, please tell us whether any offered shares relate to dividends paid or payable on the preferred stock. Also, please tell us how you determined the number of shares to register for sale, showing your calculations.

Response:

The Company issued the following amounts of shares of the Company’s common stock to the following holders in lieu of cash interest payments payable on such holder’s bridge notes, which were converted to shares of the Company’s Series C Preferred Stock on February 6, 2013:

Name	No. of Shares
Michael N Emmerman	4,216
Lau Family Fund LP	913
Jonathan Steinhouse	383
Kenneth L Londoner	2,579
R Ian Chaplin	315
Kenneth Epstein	535

The Company determined the number of shares to register for sale as follows: 2,781 shares of Series C Preferred Stock were issued, which is convertible into shares of common stock at $1,000 per share Stated Value divided by $2.09, which equals 1,330,627 shares of common stock issuable under the outstanding Series C Preferred Stock.  There was 100% warrant coverage on the Series C Preferred Stock, so the Company also issued warrants to purchase 1,330,627 shares of common stock.  As noted above in response #41, the Company also issued warrants to purchase up to an aggregate of 289,730 shares of common stock in connection with certain of the Selling Stockholders agreeing to certain amendments to the Securities Purchase Agreement and the Registration Rights Agreement.  The Company also issued an aggregate of 8,941 shares of common stock to the Selling Stockholders that exchanged their bridge notes for shares of the Series C Preferred Stock and the related warrants in lieu of cash for payment of the interest accrued on the bridge notes.  In addition, the Company also issued to Laidlaw & Co (UK) Ltd. a warrant to purchase 177,057 shares of common stock, as partial consideration for its placement agent services provided for the private placement of the Series C Preferred Stock and the related warrants.  The sum of the shares of common stock and common stock issuable equals 3,136,984 shares of common stock to be registered for sale.

44.	Please disclose Alpha Capital Anstalt’s rights under its agreements with you, including its right to expense reimbursement mentioned in exhibit 10.5.

Response:

The Company has added disclosure regarding Alpha Capital Anstalt’s rights under its agreements with the Company on page 42 of Amendment No. 1.

U.S. Securities and Exchange Commission
September 11, 2013

Related Party Transactions, page 44

45.	Please file as exhibits to your registration statement the agreements mentioned in this section.

Response:

The Company has filed (i) the November 21, 2012 unsecured promissory note in favor Mr. Londoner as Exhibit 10.19 to Amendment No. 1, (ii) a form of the bridge note as Exhibit 10.20 to Amendment No. 1, and (iii) the December 6, 2012 promissory note in favor of Mr. Londoner as Exhibit 10.21 to Amendment No. 1.

46.	Please describe the indemnity agreement you have entered into with director Seth Fischer.

Response:

The Company has amended its disclosure on page 45 of Amendment No. 1 to include a description of the indemnity agreement with Seth H. Z. Fischer.

47.	Please quantify the interest rate on the November 21, 2012 note. Also disclose the amount of interest paid to related persons on that note and the bridge notes.

Response:

The Company has amended its disclosure on page 45 of Amendment No. 1 to quantify the interest rate on the November 21, 2012 note and to disclose the amount of interest paid to related persons on that note and the bridge notes.

48.	Please tell us why this section does not address the related party advances mentioned on pages F-3 and F-22.

Response:

The Company has amended its disclosure on page 45 of Amendment No. 1 to disclose those related party advances that met the requirements to be disclosed pursuant to Item 404(d) of Regulation S-K.

Description of Securities, page 44

49.
If the preferred stock will convert into common stock on the effective date of this registration statement, please say so clearly and directly; expand the first paragraph of this section to show the effect of the automatic conversion, including the effect on number of authorized and outstanding shares, on any dividends owed to the preferred stockholders, and on the number of common stockholders.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has supplemented its disclosure on page 46 of Amendment No. 1 to discuss the automatic conversion of the Series A Preferred Stock and the Series B Preferred Stock upon the effectiveness of the Company’s registration statement.

50.
Please disclose in your prospectus the rights of Alpha Capital Anstalt included in your charter, and clarify which rights will terminate upon the automatic conversion of preferred stock on the effective date of this registration statement.

Response:

The Company has amended its disclosure on page 49 of Amendment No. 1 to include a description of the rights of Alpha Capital Anstalt included in the Company’s Certificate of Designation for the Series C Preferred Stock.  The Company notes that it is only the Series A Preferred Stock and the Series B Preferred Stock that contain automatic conversion provisions, which does not affect the rights of Alpha Capital Anstalt.

51.	Please discuss the rights of holders mentioned in section 4.12 of exhibit 10.5.

Response:

The Company has amended its disclosure on page 49 of Amendment No. 1 to discuss the rights of holders mentioned in section 4.12 of exhibit 10.5.

52.	Please provide the information required by Regulation S-K Item 201(a)(2)(ii) and (b)(1).

Response:

The Company has added subsections entitled “Holders of Stock” and “Rule 144 Shares” on page 46 of Amendment No. 1 to provide the information required by Regulation S-K Item 201(a)(2)(ii) and (b)(1).

Series C Preferred Stock, page 46

53.	Please tell us why you do not describe here the automatic conversion mentioned in the first paragraph on page F-20.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has amended its disclosure on the first paragraph on page F-31 of Amendment No. 1 to clarify that the Series C Preferred Stock is not subject to an automatic conversion.

54.
Please disclose the voting rights of the Series C stockholders; we note page C-9 of exhibit 3.1. Also, include in your prospectus a table of beneficial owners of more than 5% of your Series C preferred stock as required by Regulation S-K Item 403(a).

Response:

The Company has added a discussion of voting rights of the Series C stockholders and a table of beneficial owners of more than 5% of the outstanding shares of the Series C Preferred Stock on page 49 of Amendment No. 1.

55.	Please tell us how you determined the February 12, 2014 date in clause (vii) of the second paragraph. Also, please avoid presenting your disclosure in a long paragraph with embedded lists.

Response:

Pursuant to the second amendment to the Amended and Restated Certificate of Incorporation of the Company, filed as Exhibit 3.3 to the Registration Statement, all references to February 6, 2013 in the Certificate of Designation for the Series C Preferred Stock were amended to reference February 12, 2013, including the Original Issue Date.  Therefore, the one year anniversary of the Original Issue Date in clause (vii) of the second paragraph would be February 14, 2014.  Also, the Company has amended the presentation of its disclosure on page 48 of Amendment No. 1 to avoid a long paragraph with an embedded list.

Warrant, page 47

56.	Please clearly describe here the warrants mentioned in the third paragraph on page F-30.

Response:

The Company determined that no description of the warrant issued with the bridge notes was necessary because the warrants have been cancelled and are no longer outstanding.

Five-Year Amendment Warrants, page 47

57.	Please replace the term “certain” with specific disclosure regarding the amendments and the relevant holders of the preferred stock.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has amended its disclosure on page 50 of Amendment No. 1 to specify the amendments that were entered into with respect to the securities purchase agreement and the registration rights agreement.

Plan of Distribution, page 51

58.	Refer to the last sentence on page 52. If lack of state registration or qualification creates material liquidity risks, please add an appropriate risk factor to your prospectus.

Response:

The Company does not believe that the registration, qualification or exemption of the sale of its shares of common stock under state law constitutes a material risk to the Company.  Therefore, the Company does not believe it should include a risk factor that addresses the state law registration requirements.

Change in Our Public Accounting Firm, page 53

59.
Tell us how termination of the prior auditor on May 28, 2013 is retroactive to December 31, 2012. In that regard, we see that the audit report is dated after the date of termination and it is unclear how the termination date is other than May 28, 2013.

Response:

The Company has revised its disclosure on page 56 of Amendment No. 1 to indicate the termination date of its prior auditor was May 28, 2013 and the engagement of its current auditor occurred on June 11, 2013.

60.
Please revise the first sentence of the third paragraph to fully address disagreements and reportable events from inception through May 28, 2013, the date you informed the prior auditor of their termination.

Response:

The Company has revised the paragraph on page 56 of Amendment No. 1 to fully address disagreements and reportable events from the Company’s inception through May 28, 2013.

U.S. Securities and Exchange Commission
September 11, 2013

61.
Please tell us about the substance of the disagreement with the prior auditor. Tell us whether your actual accounting for the instruments differs from that recommended by the prior auditor, and, if so, the basis in GAAP for your ultimate accounting determination.

Response:

Rosenberg Rich Baker Berman & Company, citing ASC 815-40, recommended that the anti-dilution provisions of both the Series C Preferred Stock and the related warrants required bifurcation, and should be classified outside of equity and adjusted to fair value for each reporting period.  Upon review of the accounting literature, we noted one of the criteria for the definition of a derivative requires a net settlement provision and such provision could be met by the issuance of the underlying shares, however only if the shares delivered upon conversion or exercise are “readily convertible to cash,” as described in ASC 815.  Because our common stock is not publicly traded and has limited liquidity, there is no viable market to allow the holders of our common stock to “readily” convert their shares into cash, and, as such, the anti-dilution provisions would fail the derivative criteria.  According, our determination was that the anti-dilution provisions embedded in the Series C preferred and warrants did not require bifurcation and derivative accounting for the three and six months ended June 30, 2013.

Financial Statements  Balance Sheet, page F-3

62.	Please disclose the amortization method and life assigned to the capitalized financing cost asset.

Response:

The Company has added a paragraph concerning capitalized financing costs on page F-8 of Amendment No. 1 to discuss the amortization method and life assigned to the capitalized financing cost asset.

Note 1. Summary of Significant Accounting Policies, page F-7 Stock-Based Compensation, page F-9

63.	Please revise to disclose the substance of your accounting policy for non-employee stock compensation. The reference to the FASB Codification is not sufficiently descriptive.

Response:

The Company has added disclosure on page F-9 of Amendment No. 1 to discuss its accounting policy for non-employee stock compensation.

U.S. Securities and Exchange Commission
September 11, 2013

Note 8. Redeemable Preferred Stock, page F-12

64.
Please revise to explain how you accounted for the difference between the proceeds and carrying amounts of the preferred shares. If the asset titled “deferred financing costs” is related to this difference, please clarify in your filing.

Response:

The Company has added disclosure on page F-13 of Amendment No. 1 to explain how it accounted for the difference between the proceeds and the carrying amounts of the preferred shares.

Note 9. Stockholder Equity, page F-14

65.
In the absence of a public market for your common shares, here and in Note 10, please disclose the actual per share fair values utilized in determining stock based compensation on the dates of the described transactions. Please also describe the factors management considered in arriving at those fair values. Further, please also apply this comment to the disclosures about equity transactions described in the notes to your interim financial statements. In that there is no quoted market price for your equity, it appears that you should also provide critical accounting policy disclosure in MD&A that explains how you determine the fair value of your common and preferred shares and that describes the judgments and uncertainties that underlie your fair value determinations.

Response:

The Company has disclosed the actual per share fair values utilized in determining stock based compensation on page F-14 of Amendment No. 1.  The Company has also added a paragraph to explain the factors it considered and the judgments and uncertainties taken into account in arriving at those fair values on page 17 and pages F-14 of Amendment No. 1.

Unaudited Financial Statements for the Quarter Ended March 31, 2013

General

66.	Please update the financial statements when required by Article 8-08 of Regulation S-X.

Response:

The Company acknowledges the requirements of Article 8-08 of Regulation S-X.  The Company has included unaudited financial statements for the six month period ended June 30, 2013 in Amendment No. 1.

U.S. Securities and Exchange Commission
September 11, 2013

Note 8. Series C 9% Redeemable Preferred Stock, page F-31

67.	Please disclose how you computed the beneficial conversion feature on the Series C Preferred Stock and disclose the basis for the amortization period.

Response:

In Note 8 to the unaudited financial statements for the six month period ended June 30, 2013, the Company has added disclosure on page F-31 of Amendment No. 1 to explain how it computed the beneficial conversion feature on the Series C Preferred Stock and the basis for the amortization period.

68.
With regards to the 1,069,377 warrants issued in connection with the sale of Series C Preferred Stock, we note that these warrants contain “certain defined anti-dilutive and future cashless provisions.” Please expand your disclosure to more fully describe these provisions as well as any other significant terms of the warrant agreement.

Response:

In Note 8 to the unaudited financial statements for the six month period ended June 30, 2013, the Company has added disclosure on page F-31 of Amendment No. 1 to more fully explain the terms of the warrant agreement.

69.
We see that you entered into a registration rights agreement in connection with the sale of the Series C preferred stock. Please add accounting policy disclosure that describes the accounting for registration rights agreements. Refer to FASB ASC 825-20.

Response:

In Note 1 to the unaudited financial statements for the six month period ended June 30, 2013, the Company has added disclosure on page F-27 of Amendment No. 1 to explain the accounting for the registration rights agreement.

Recent Sales of Unregistered Securities, page II-1

70.
Please show us how you reconcile the disclosure here with the information on page F-5, F-21 and F-24. Also, for each transaction that you claim was exempt from registration based on Regulation D, please tell us the date on which you filed the Form D.

U.S. Securities and Exchange Commission
September 11, 2013

Response:

The Company has revised its disclosure in the “Recent Sales of Unregistered Securities” section on page II-1 through II-3 of Amendment No. 1 to include the information on pages F-5, F-21 and F-24.  The Company has also revised such disclosure to refer to the registration exemption based on Regulation D only with respect to the following offerings, for which Form Ds were filed on the dates listed below:

•	Sale of Series A Preferred Stock pursuant to a securities purchase agreement dated September 21, 2011 – File No. 021-166223, initially filed September 22, 2011.
•	Sale of Series B Preferred Stock pursuant to a securities purchase agreement dated April 30, 2012 – File No. 021-178241, initially filed May 15, 2012.
•
Sale of Series C Preferred Stock pursuant to securities purchase agreements dated February to July 2013 and issuance of warrants to certain such investors and placement agents in connection with these sales on July 15, 2013 – File No. 021-192359, initially filed February 25, 2013.

Exhibits

71.
Please note that, except for documents that you file in compliance with Regulation S-K Item 601(b)(2), the exhibits to your registration statement should include all schedules and attachments. Please file the schedules missing from exhibits 10.3-10.6 and the attachment missing from exhibit 16.1.

Response:

The Company has re-filed exhibits 10.3-10.6 with all schedules and has re-filed exhibit 16.1.

72.
To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with the next amendment.

Response:

The Company has provided a currently dated and signed consent from our independent auditors in connection with the filing of Amendment No. 1.

U.S. Securities and Exchange Commission
September 11, 2013

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

EXHIBIT A

Confidential Private Placement Memorandum

Offering of a minimum of $1,250,000
and
 a maximum of $3,500,000 of Shares of Series C Preferred Stock and Accompanying Warrants

January 18, 2013

Confidential Offering Memorandum

The information contained herein (the “Information”) has been prepared solely by BioSig Technologies, Inc. (the “Company” or “BioSig”, “we”, “us”, “our” and similar terms) for the private and confidential use of prospective investors considering the purchase of the securities summarized herein and is not to be reproduced or distributed by such prospective investors, other than in connection with confidentially sharing such Information with such prospective investors’ financial advisors or consultants.  All prospective investors are encouraged to conduct their own independent due diligence review before investing in the Company.

The Information contains certain “forward-looking” statements, which are based on various assumptions made by the Company, which assumptions may prove to be incorrect.  Accordingly, there can be no assurance that such forward-looking statements will accurately predict future events or the actual performance of the Company.  In addition, any projections and representations, written or oral, which do not conform to those contained in this Memorandum must be disregarded, and their use is a violation of law.  No representation or warranty can be given that the estimates, projections, opinions or assumptions made herein will prove to be accurate.

Confidential Offering Memorandum

*Incorporated by reference, provided as separate attachment

Confidential Offering Memorandum

 BioSig Technologies, Inc.

BioSig Technologies, Inc., a Delaware company (“BioSig,” the “Company”, “we” or “us”) is submitting the information in this Private Placement Memorandum (“Memorandum”) to you solely for your confidential use in evaluating an investment in the Shares of Series C Preferred Stock of the Company (the “Shares”) and  warrants to purchase shares of the Company’s common stock (the “Warrants”) (The Shares, together with the Warrants sometimes collectively referred to as the “Securities”). The information contained in this Memorandum is confidential. By acceptance of this Memorandum, you expressly agree and acknowledge that you must treat the information contained herein and the existence and nature of all conversations regarding BioSig and this Offering (as defined below) as strictly confidential and may only use such information for the sole purpose of evaluating a possible investment in the Securities and for no other purpose. You expressly agree and acknowledge that the reproduction or distribution of this Memorandum in whole or in part, or the divulgence of any of its contents, without our prior written consent, is prohibited. You should be aware that failure to comply with these restrictions could result in a violation of the federal securities laws. If you do not purchase the Shares and Warrants or if this Offering is terminated, you agree to promptly return this Memorandum and all documents delivered with it to us at our principal executive offices: BioSig Technologies, Inc., 12424 Wilshire Blvd, Suite 745 Los Angeles, CA 90025.

We are offering (this “Offering”) a minimum of $1,250,000 and a maximum of $3,500,000 of the Shares and accompanying Warrants.  The Shares shall accrue dividends payable in cash or, subject to the satisfaction of certain conditions, in PIK Shares at a rate of nine percent (9%) per annum of the aggregate Stated Value of the Shares. The Shares are convertible into shares of our common stock and are redeemable in certain circumstances by the holder as described more completely herein. The Shares will have such additional terms as set forth in the Form of Certificate of Designation, Preferences, Rights and Limitations of the Series C Preferred Stock (the “Certificate of Designation”), which is attached hereto as Appendix C. The Warrants are exercisable for shares of the Company’s commons stock as described more completely herein.

AN INVESTMENT IN THE SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE “RISK FACTORS” FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SECURITIES. YOU ARE ENCOURAGED TO READ ALL THE DOCUMENTS CAREFULLY BEFORE MAKING AN INVESTMENT DECISION TO PURCHASE THE SECURITIES.

The securities offered hereby have not been approved or disapproved by the Securities and Exchange Commission (“SEC”), any state securities commission or any other regulatory authority, nor have any of the foregoing passed upon or endorsed the merits of the offering or the accuracy or adequacy of this memorandum. Any representation to the contrary is a criminal offense.

The Offering (1)	Price to Investors	Placement Fee (2)	Proceeds to Company (3)
The Offering
Minimum Offering Amount	$1,250,000	$75,000	$1,175,000
Maximum Offering Amount	$3,500,000	$210,000	$3,290,000

(1) This Offering shall continue until January 31, 2013 (which period may be extended by the Company and the Placement Agent within their discretion and with the consent of Alpha Capital Anstalt, an investor, to a date not later than February 14, 2013 (the “Offering Period”).  A first closing will be held when a minimum of $1,250,000 has been received (the “Initial Closing”). The Company may conduct additional closings (each a “Closing”) until a maximum of $3,500,000 has been received. Pending the Initial Closing or subsequent Closings of this Offering, all proceeds of this Offering will be deposited in a non-interest bearing Escrow Account (the “Escrow”) with the Signature Bank, New York, NY.  In the event that this Offering is terminated for any reason or an investor’s subscription is rejected for any reason all such funds will be promptly refunded to such subscribers without interest or deduction.  See “Plan of Distribution” on page 51. This Offering is being made only to selected “accredited investors” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This Offering is intended solely for investors that purchase the Securities in the ordinary course of their business for their own accounts for investment and not with a view toward, or pursuant to or in connection with any arrangements or understandings regarding, any subsequent distributions. The Securities are being offered and sold pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act, Section 4(5) of the Securities Act, and/or Regulation D promulgated thereunder, and similar exemptions from registration provided by state securities laws in those states where this Offering will be made.

i

Confidential Offering Memorandum

(2) The Company will offer the Securities through Laidlaw & Company (UK) Ltd (the “Placement Agent”). If the Placement Agent raises at least $1,250,000 in funds through its efforts, the Placement Agent will at each Closing be (a) paid a cash commission of up to six percent (6%) of the gross dollar amount of the Securities sold in such Closing, and (b) issued a warrant (the “Agent Warrant”) to purchase that number of shares of the Company’s common stock equal to six percent (6%) of the number of shares of the Company’s common stock underlying the investor Warrants sold in such Closing, which Agent Warrant shall be in the form of the Warrants issued to the investors in this Offering. If the Placement Agent does not raise at least $1,250,000 in funds through its efforts, the Placement Agent will at each Closing be (a) paid a cash commission of up to ten percent (10%) of the gross dollar amount of the Securities sold in such Closing through the efforts of the Placement Agent, (b) issued an Agent Warrant to purchase that number of  shares of the Company’s common stock equal to ten percent (10%) of the number of shares of the Company’s common stock underlying the investor Warrants sold in such Closing through the efforts of the Placement Agent, which Agent Warrant shall be in the form of the Warrants issued to the investors in this Offering, and (c) entitled to receive a two percent (2%) nonaccountable expense fee. See “Plan of Distribution” for further information with respect to the compensation of the Placement Agent.

(3) Such figures do not include deductions for expenses related to this Offering, including filing, printing, legal, accounting, ‘blue sky’ filings and other miscellaneous expenses, estimated to be $50,000.

THE INFORMATION PROVIDED HEREIN IS HIGHLY CONFIDENTIAL

THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM (THE “MEMORANDUM”) AND THE ACCOMPANYING DOCUMENTS WERE PREPARED SOLELY BY BIOSIG TECHNOLOGIES, INC. (THE “COMPANY”) TO PROVIDE TO POTENTIAL PURCHASERS OF THE SECURITIES OFFERED HEREBY.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY READ AND EVALUATE THE INFORMATION SET FORTH IN THIS MEMORANDUM BEFORE PURCHASING ANY OF SUCH SECURITIES.

NOTICES RELATING TO U.S. SECURITIES LAWS

SALES OF THE SECURITIES OFFERED HEREBY WILL ONLY BE MADE TO U.S. PERSONS WHO ARE “ACCREDITED INVESTORS,” AS DEFINED IN RULE 501(a) OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).  EACH INVESTOR WILL BE REQUIRED TO REPRESENT AND WARRANT THAT EACH SUCH INVESTOR IS AN “ACCREDITED INVESTOR” TO ESTABLISH “ACCREDITED INVESTOR” STATUS UNDER THE U.S. SECURITIES ACT.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND/OR ANY OTHER UNITED STATES OR FOREIGN JURISDICTION, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS.  THE SECURITIES ARE SUBJECT TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND ANY OTHER SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE SECURITIES (THE “OFFERING”) OR THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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EXCEPT AS OTHERWISE INDICATED, THIS MEMORANDUM SPEAKS AS OF THE DATE HEREOF.  NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY AFTER THE DATE HEREOF.

IN MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF, AMONG OTHER ITEMS, THE COMPANY, MANAGEMENT OF THE COMPANY, THE FINANCIAL POSITION OF THE COMPANY, THE SECURITIES BEING OFFERED HEREBY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

BY EXECUTING THE APPLICABLE SIGNATURE PAGE TO THE SECURITIES PURCHASE AGREEMENT, EACH INVESTOR REPRESENTS THAT IT IS FAMILIAR WITH AND UNDERSTANDS THE TERMS OF THE OFFERING AND THE SECURITIES AND THAT IT OR ITS PURCHASER REPRESENTATIVES HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT IT IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE SECURITIES BEING OFFERED HEREBY.

THIS MEMORANDUM IS MADE AVAILABLE ON A CONFIDENTIAL BASIS FOR USE BY A LIMITED NUMBER OF PROSPECTIVE ACCREDITED INVESTORS SOLELY IN CONNECTION WITH THEIR CONSIDERATION OF THE PURCHASE OF THE SECURITIES BEING OFFERED HEREBY. THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. ANY REPRODUCTION OR DISTRIBUTION OF THIS MEMORANDUM, IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY, IS PROHIBITED. ANY DISTRIBUTION OF THIS MEMORANDUM TO ANY PERSON OTHER THAN THE OFFEREE TO WHICH IT IS PROVIDED IS UNAUTHORIZED. ANY PERSON ACTING CONTRARY TO THE FOREGOING RESTRICTIONS MAY BE IN VIOLATION OF U.S. AND/OR U.S. STATE SECURITIES LAWS.

NO REPRESENTATIONS OR WARRANTIES OF ANY KIND ARE MADE OR INTENDED TO BE MADE, NOR SHOULD ANY BE INFERRED, WITH RESPECT TO THE ECONOMIC RETURN, IF ANY, OR THE TAX ATTRIBUTES OF AN INVESTMENT IN THE SECURITIES BEING OFFERED HEREBY. EACH PROSPECTIVE INVESTOR MUST CONSULT HIS, HER OR ITS OWN COUNSEL, ACCOUNTANT AND OTHER ADVISORS AS TO LEGAL, TAX, ECONOMIC AND RELATED MATTERS CONCERNING AN INVESTMENT IN THE SECURITIES BEING OFFERED HEREBY AND THE SUITABILITY OF SUCH AN INVESTMENT FOR THE PROSPECTIVE INVESTOR.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO AVAIL THEMSELVES OF THE OPPORTUNITY TO ASK QUESTIONS OF, AND RECEIVE WRITTEN ANSWERS FROM, THE COMPANY CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING, THE SECURITIES, THE FINANCIAL POSITION OF THE COMPANY, THE BUSINESS OF THE COMPANY AND TO OBTAIN ADDITIONAL WRITTEN INFORMATION REGARDING THE COMPANY AND THE OFFERING, TO THE EXTENT POSSESSED OR OBTAINABLE BY THE COMPANY WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE PROSPECTIVE INVESTORS AGREE TO ADVISE THE COMPANY IN WRITING IF THEY ARE RELYING UPON ANY SUCH INFORMATION.BEFORE DECIDING TO INVEST IN THE OFFERING, PROSPECTIVE INVESTORS SHOULD CAREFULLY READ THIS ENTIRE MEMORANDUM, INCLUDING ALL OF ITS APPENDICES AND EXHIBITS AND THE DOCUMENTS INCORPORATED HEREIN BY THIS REFERENCE.

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THE COMPANY IS PROVIDING THIS MEMORANDUM AT YOUR REQUEST.  THIS MEMORANDUM IS CONFIDENTIAL. YOU MAY NOT REPRODUCE THIS MEMORANDUM, IN WHOLE OR IN PART, AND YOU MAY NOT DISTRIBUTE THIS MEMORANDUM OR DISCLOSE ANY OF ITS CONTENTS TO ANY OTHER PERSON.  THE COMPANY HAS PROVIDED THE INFORMATION CONTAINED IN THIS MEMORANDUM.  THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION, AND NOTHING CONTAINED IN THIS MEMORANDUM OR THE DOCUMENTS DELIVERED HEREWITH IS, OR WILL BE RELIED UPON AS, A PROMISE OR REPRESENTATION BY THE COMPANY.

NO GENERAL SOLICITATION WILL BE CONDUCTED AND NO OFFERING LITERATURE OR ADVERTISING IN ANY FORM WILL OR MAY BE EMPLOYED IN THE OFFERING, EXCEPT FOR THIS MEMORANDUM (INCLUDING AMENDMENTS OR SUPPLEMENTS HERETO) AND THE DOCUMENTS SUMMARIZED HEREIN.  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS MEMORANDUM OR THE DOCUMENTS SUMMARIZED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

THE COMPANY RESERVES THE RIGHT TO ACCEPT OR REJECT ANY SUBSCRIPTION FOR THE SECURITIES OFFERED HEREBY, FOR ANY REASON OR FOR NO REASON, IN WHOLE OR IN PART, OR TO ALLOT TO ANY PROSPECTIVE INVESTOR FEWER THAN THE NUMBER OF SECURITIES SUCH INVESTOR HAS SUBSCRIBED TO PURCHASE.

THIS OFFERING MAY BE WITHDRAWN AT ANY TIME BEFORE TERMINATION AND IS SPECIFICALLY MADE SUBJECT TO THE TERMS DESCRIBED IN THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNAUTHORIZED AND MUST NOT BE RELIED UPON.

BY ACCEPTING DELIVERY OF THIS MEMORANDUM, YOU REPRESENT AND WARRANT TO THE COMPANY THAT YOU FULLY UNDERSTAND AND AGREE TO ALL OF THE ABOVE.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.  THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.  FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.  THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.  INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

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CONFIDENTIALITY

BY ACCEPTING DELIVERY OF THIS MEMORANDUM, THE FORM OF CERTIFICATE OF DESIGNATION, PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES C PREFERRED STOCK, SUBSCRIPTION AGREEMENT, THE SECURITIES PURCHASE AGREEMENT, FORM OF WARRANT AND REGISTRATION RIGHTS AGREEMENT ATTACHED HERETO, RESPECTIVELY, AS APPENDIX C, APPENDIX D, APPENDIX E, APPENDIX F AND APPENDIX G AND MADE A PART HEREOF (COLLECTIVELY, THE “TRANSACTION DOCUMENTS”) AND READING THE INFORMATION CONTAINED HEREIN AND THEREIN, YOU REPRESENT AND WARRANT THAT YOU AGREE AND UNDERSTAND THAT INFORMATION CONTAINED HEREIN IS MATERIAL, NON-PUBLIC INFORMATION.  YOU FURTHER AGREE (I) TO KEEP CONFIDENTIAL THE CONTENTS OF THE TRANSACTION DOCUMENTS AND NOT TO DISCLOSE THE SAME TO ANY THIRD PARTY OR OTHERWISE USE THE SAME FOR ANY PURPOSE OTHER THAN AN EVALUATION BY YOU OF A POTENTIAL PRIVATE INVESTMENT IN THE COMPANY, AND (II) TO RETURN THE SAME TO THE COMPANY IF (A) YOU DO NOT SUBSCRIBE TO PURCHASE ANY SECURITIES, (B) YOUR SUBSCRIPTION IS NOT ACCEPTED, OR (C) THE OFFERING IS TERMINATED OR WITHDRAWN.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

The Transaction Documents include “Forward-looking statements” within the meaning of various provisions of the Securities Act and the Securities Exchange Act of 1934, as amended (The “Exchange Act”). All statements, other than statements of historical facts, included in the transaction documents which address future activities, events, or developments, including but not limited to such things as future revenues, potential market, product and technology development, market acceptance, responses from competitors, capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company’s business and operations, plans, references to future success and other such matters, are “Forward-looking statements.” These statements relate to future events or future predictions, including events or predictions relating to the Company’s future financial performance, and are generally identifiable by the use of such words as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “feel,” “confident,” “estimate,” “predict,” “potential” or “continue” or the negative of such terms or other variations on these words or comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, that may cause the Company’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such Forward-looking statements.

These statements are based on certain assumptions and analyses made by the Company in light of its experience and its assessment of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results will conform to the Company’s expectations and predictions is subject to a number of risks and uncertainties that may cause actual results to differ materially from any expected or predicted results, including but not limited to: The Company’s ability to consummate and sustain its business strategy, develop its technology, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company; competitive actions by other companies, and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in the Transaction Documents are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Forward-looking statements are made as of the date of this Memorandum and the Company assumes no obligation to update the Forward-looking statements. You should carefully review all of the information set forth herein.

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SECTION 1
Executive Summary

The following is a summary of the Memorandum.  The following summary does not contain all the information that you should consider before investing in the Shares and Warrants.  You should read this entire Memorandum carefully, including the documents that are attached to or enclosed with the Memorandum.  Unless otherwise indicated, “BioSig”, “Company”, “we”, “us”, “our” and similar terms refer to BioSig Technologies, Inc.

Corporate Information

BioSig Technologies, Inc. is a medical device company with a proprietary technology platform which minimizes noise and artifacts from cardiac recordings during electrophysiology (“EP”) studies and ablation. This signal processing technique assists electrophysiologists in clinical decision making by providing crucial information that is currently unobtainable with any other EP device.  This can lead to simplifying and shortening procedures, and reducing ablation recurrence rates.

The Company was formed as a Nevada corporation in February 2009 and was financed by its founders until the end of 2010.  In January 2011, BioSig raised its first outside funds in a Friends and Family round.  In April 2011, the Company merged with our wholly-owned subsidiary, BioSig Technologies Inc., a Delaware corporation - the surviving corporation.  Series A preferred stock was then sold through a private placement by Laidlaw & Co (UK) Ltd.  By June 2011, the Series A round was completed with gross proceeds of $922,000. Series B preferred stock was then sold from Dec 2011 through April 2012 through a private placement by Laidlaw & Co (UK) Ltd. with gross proceeds of $887,500.

From July to December 2012, the Company raised approximately $600,000 through the sale of bridge notes, all of which are converting into Shares and Warrants as part of this Offering.

The Company is currently raising $1.25 to $3.5 million in a private placement of Preferred Stock and Warrants (with the option to increase such amount to $4.2 million with the consent of the Company and the Placement Agent) at a $20 million pre-money valuation with Laidlaw & Co (UK) Ltd. as the lead placement agent for the transaction.

BioSig’s executive office is located at 12424 Wilshire Blvd Suite 745, Los Angeles, CA 90025 and telephone number is 310.820.8100.  Our website address is http://www.biosigtech.com  which is currently under development; we expect it to be completed by the second half of 2013.

Company’s scientific and business achievements to date include:

•	Initial technology validation has been performed in collaboration with Texas Cardiac Arrhythmia Institute (“TCAI”) at St David’s Medical Center in Austin, Texas, from June 2011 to present.

•
TCAI provided challenging recordings obtained with competitive systems during different electrophysiology studies.  First, the BioSig team successfully imported this data into its PURE EP technology platform.  Second, using proprietary signal processing, PURE EP was able to remove baseline wander, noise and artifacts from the data and provide better diagnostic quality signal.

•
The BioSig team has continually worked on the development of the confidence index (“CI”) which will assist electrophysiologists in further differentiating true signals from noise and provides guidance in identifying ablation targets.

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•
The Company is also developing collaborating programs for PURE EP’s development and testing with additional electrophysiology centers - UCLA Cardiac Arrhythmia Center, the Electrophysiology program at University Hospitals at Case Medical Center in Cleveland, the Heart Rhythm Institute at the University of Oklahoma Health Sciences Center and Mt. Sinai Medical Center in NY.

Company Overview

BioSig Technologies, Inc. is a medical device company focused on the rapidly growing global EP devices market forecasted to reach $4.4 billion by 2015. The Company is developing superior clinical solutions for diagnoses and treatments of abnormal heart rhythms (“arrhythmias”).  We are currently in pre-clinical trials to validate our proprietary PURE (Precise Uninterrupted Real- time evaluations of Electrograms) technology platform.  The PURE platform is designed to assist electrophysiologists in making crucial clinical decisions in real-time by providing information that we believe is unobtainable with any other equipment presently in the electrophysiology (“EP”) lab. The Company intends to develop its initial EP product to be an essential device addition to all existing and new EP labs.  This EP recording device preserves signal fidelity; provides a CI to help differentiate true signals from noise; helps electrophysiologists identify ablation targets; potentially leads to simplifying and shortening EP procedures; and may reduce ablation recurrence rates. The current status of BioSig’s anticipated timing of milestones is presented below.

Figure 1:  Anticipated Timing of Milestones

Market Opportunity

Electrophysiology is the fastest growing of all the cardiovascular disciplines, according to the Heart Rhythm Foundation.  There are currently approximately 2,000 EP labs in the US and 2,000 outside the US.  The global electrophysiology (“EP”) devices market is expected to witness significant growth rate and reach USD 4.4 billion by 2015.  The rapidly growing number of patients diagnosed with arrhythmias and the ineffectiveness of pharmacological treatments has transformed the market for cardiac ablation.  The most common arrhythmia, atrial fibrillation (“AF”), currently affects 3 million people in the US alone.  This number is expected to double by 2025.  Total annual healthcare costs relating to AF are already $26 billion.

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Although cardiac ablation is rapidly becoming the first line of therapy, the procedures are complex, long and recurrence rates and costs remain high.  With BioSig’s PURE innovation, we believe the additional information provided to electrophysiologists will help solve all of these issues. Furthermore, potential savings to healthcare from increased success rates could be $400 million/year assuming improving the current 50% success rate and total savings of $5,000 per patient.

Business Strategy

BioSig intends to offer the PURE EP technology platform in its first product priced at $75,000.  With full market penetration, this translates to an upwards of a $300 million potential.  BioSig’s management is further evaluating different avenues to add a disposable component which would be a key growth factor.  Once the Company establishes itself as an innovator in the EP community, an entrance to compete in the full conventional recording system market will be evaluated.  We intend to perform clinical trials and follow an FDA and CE Mark regulatory guideline path.

BioSig’s technology team consists of engineers with expertise in digital signal processing, low power analog and digital circuit design, software development, embedded system development, electromechanical design, testing and system integration, with a complete understanding of regulatory requirements for medical devices. To accelerate product development, BioSig is aligning itself with advisors and medical institutions that it believes to be at the forefront of cardiology and electrophysiology such as the Texas Cardiac Arrhythmia Institute. Also, BioSig plans to develop strategic alliances to fully integrate the recording device with other devices and technologies presently used in the EP lab. BioSig intends to outsource manufacturing, assembling, and testing.

The Company will seek to build intrinsic value through achievement of key milestones. BioSig believes its technology and enterprise will gain in value, which will make it attractive as an acquisition candidate, a common occurrence in the medical device market. Any potential acquisition opportunities would be evaluated while privately held and upon entering the public markets.

Product Validation

Diagrams below illustrate technology validation obtained from pre-clinical trials at Texas Cardiac Arrhythmia Institute (TCAI).  Further pre-clinical trials that we believe will provide additional technology validation are ongoing at TCAI as well as other leading EP centers, including UCLA Cardiac Arrhythmia Center and the University Hospital at Case Medical Center in Cleveland.  We expect to begin full clinical trials during the last quarter of 2013.

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Figure 2:  Diagrams illustrating the recordings obtained during BioSig’s product validation

ECG recordings before and after “denoising” using BioSig’s product

Before                                                                After

During initial validation, TCAI provided data recorded with a competitive system (ABLd). PURE removed baseline wander, noise and artifacts and provided a clean signal (ABLd PURE) to assist in identification of ablation sites.

PURE EP provides unmatched signal quality, information to guide and shorten procedures, Confidence Indexes and an easy to use/view platform.

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PURE EP provides identification of ablation sites

Product/Technology

During initial validation, TCAI provided data recorded with a competitive system (ABLd). PURE EP removed baseline wander, noise and artifacts and provided a clean signal (ABLd PURE) to assist in identification of ablation sites.

PURE EP delivers a solution for the elimination of noise and artifacts present during EP studies and cardiac ablation procedures. EP recorders available today can only partially remove noise, and their filtering process changes the appearance of acquired cardiac signals. The problem is further amplified during ablation as, most often, signals are completely unreadable. PURE provides the solution for this clinical situation because it is designed to preserve accurate spatiotemporal characteristics of surface electrocardiograms and intracardiac electrograms even in the most challenging EP environments.

During the ablation procedure to terminate an arrhythmia, heat developed at the tip of the catheter destroys a very small area of patients’ cardiac tissue to correct conduction irregularities. The electrophysiologist delivers this ablation energy in a point-by-point fashion and is frequently faced with the clinical dilemma of how to select appropriate ablation targets, as present recording systems do not provide guidance. The amplitude of electrograms is small; recordings are often corrupted with noise, and it is difficult to differentiate between the true signal and artifacts. PURE EP’s confidence index measurement differentiates actual cardiac signals from noise and provides solutions for these challenging clinical situations.

Operations

The Company‘s current operations are primarily devoted to the development of the PURE technology platform in the initial EP recording device.  Key ongoing activities include following FDA’s Design Control Guidance for Medical Device Manufacturers.  We are working closely with top electrophysiologists at the leading EP centers of excellence mentioned above in the development of complete device specifications and subsequent clinical trials for performance evaluation.  An additional disposable component is currently being researched to further BioSig’s product line.

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Use of Proceeds

The gross proceeds from this Offering, assuming that the minimum Shares and Warrants are sold will be $1,250,000 and, assuming that the maximum Shares and Warrants are sold, will be $3,500,000, subject to our right, with the consent of the Placement Agent, to increase the size of the Offering to $4,200,000.  Our estimated expenses in connection with this Offering, excluding the Placement Agent’s fees, are approximately $50,000 (the “Estimated Expenses”).  In addition, the Placement Agent’s fee (excluding expense reimbursements and the Agent Warrant) will be a maximum of $210,000 if we raise $3,500,000 or $252,000 if we exercise our right, with the Placement Agent’s consent, to increase the size of the Offering to $4,200,000. We anticipate that the net proceeds from this Offering (after deduction of the Placement Agent’s fees and Estimated Expenses payable by us in connection with this Offering) will be used as follows:

Net Proceeds	G&A Expenses	R&D Expenses	Clinical Evaluation
$3,290,000	$2,000,000	$1,000,000	$290,000
$1,175,000	$800,000	$300,000	$75,000

Our management will have discretion and flexibility in applying the net proceeds of this Offering for the uses described above. Pending any uses, as described above, we intend to invest the net proceeds from this Offering in short-term, interest bearing, investment grade securities.

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Key Strengths

The Company believes that the key elements for BioSig’s market success opportunity include:

•	Leading institutions and top thought leaders in the field of electrophysiology are closely working with the Company in technology validation and in development of complete device specifications;

•
Management team and Board of Directors have a proven track record of creating significant shareholder value through both public offerings and multiple exits via sale of companies to Fortune 500 organizations;

•	Engineering team has a proven track record of designing, testing, validating, and commercializing FDA approved medical devices;

•	First in EP device market with proprietary technology to combat noise and provide confidence indexes to guide ablation strategies;

•	Positioned to provide information that will simplify and shorten ablation while reducing the rate of patients needing repeat procedures;

•	Rapidly growing demand for EP innovations;

•
Limited competition - currently there are 4 major conventional EP recording systems with core technology dating back to the 1990s; their noise removal technique is the classic implementation of digital filters – a method that does not completely eliminate noise, baseline wander and artifacts;

•	PURE EP device to be competitively priced;

•	Strategic plan to keep development costs low and clinical trials to be designed to trigger substantial interest of the scientific and business communities.

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SECTION 2
The Offering

The following is a summary of certain information relating to this Offering made hereby.  This summary is not complete and is qualified in its entirety by reference to the detailed information provided elsewhere in this Memorandum or available to prospective investors upon request to us. In this regard, this Memorandum, the Certificate of Designation, the Securities Purchase Agreement, and the other documents attached hereto should be read and understood in their entireties by the prospective investors. In addition, refer to the Certificate of Designation for definitions of terms used but not otherwise defined herein.

You are encouraged to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment in the Company.

Issuer:                                                   BioSig Technologies, Inc.

Form of the Offering:
Shares of the Company’s Series C Preferred Stock, each with a Stated Value of $1,000 (individually a “Share” and together the “Shares”) and warrants exercisable to purchase 100% of the shares of Company’s common stock underlying the Shares (collectively, the “Warrants”) (The Shares, together with the Warrants sometimes collectively referred to as the “Securities”).

Amount of the Offering:	Preferred Shares and Warrants: Minimum Amount: $1,250,000
Maximum Amount: $3,500,000, with the right to increase the size of the Offering to $4,200,000 with the consent of the Placement Agent.

Minimum Purchase:	$250,000 comprised of 250 Shares of the Series C Preferred and accompanying Warrants, with lesser amounts accepted solely at the Company’s discretion.

Offering Period:
This Offering will be open until January 31, 2013 (the “Offering Period”). The Offering Period may be extended, without notice, at the election of the Company and the Placement Agent and with the consent of Alpha Capital Anstalt, an investor, to a date not later than February 14, 2013 (the “Termination Date”). A first closing will be held prior to the Termination Date when a minimum of $1,250,000 has been received (the “Initial Closing”). The Company may conduct additional closings (each a “Closing”) until a maximum of $3,500,000 has been received prior to the Termination Date, with the right to increase the size of the Offering to $4,200,000 with the consent of the Placement Agent. The proceeds of this Offering will be delivered to the Company at each Closing.

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Terms of the Preferred Shares:

Stated Value Dividend Rate:
The stated value is $1,000 per Share (the “Stated Value”). The dividend rate is nine percent (9%) of the Stated Value, payable in cash or, upon the satisfaction of certain conditions, in shares of the Company’s common stock (the “PIK Shares”). No dividends are payable until September 30, 2013. Such cumulative dividends are payable initially quarterly on September 30 2013 and thereafter quarterly on December 31, March 31, June 30 and September 30, and on each Conversion Date; provided, however, that if an investor converts its Shares into shares of the Company’s common stock any time prior to January   , 2016, the investor shall be deemed to have earned a make whole amount as if such Shares had been outstanding until such date.

Liquidation Preference:
The Stated Value of the Shares (which is subject to adjustment as provided in the Certificate of Designation) plus any accrued but unpaid dividends and any other fees due the holder. The Shares shall have preference in right of payment in the event of any liquidation, distribution, or winding up of the Company to the common stock and common stock equivalents of the Company.

Optional Conversion:
Any holder of Shares shall be entitled at any time and/or from time to time to convert any whole or partial number of Shares into shares of the Company’s common stock at a price based on a pre-money valuation of $20,000,000. The initial conversion price shall be $2.30. The Shares shall be subject to full ratchet anti-dilution price protection upon the issuance of equity or equity-linked securities at an effective common stock purchase price of less than $2.30 per share as well as other customary anti-dilution protections.

Conversion Price:
In the event that the Company fails complete a financing pursuant to which the Company raises at least $3 million at a valuation of at least $30 million within 12 months following the closing (a “Financing Failure”), the conversion price of the Shares may be reset to $1.50 per share at the discretion of the holders.

Voting Rights:
The holders of the Shares will vote together with the holders of shares of the Company’s common stock and not as a separate class, except as required by law.  Each Share shall be entitled to that number of votes equal to the number of shares of the Company’s common stock then issuable upon conversion of such Share.  As specified in more detail in the Certificate of Designation, certain corporate actions that would alter or change the rights of the Preferred Stock must be approved by the affirmative vote of holders of at least 67% of the Shares (inclusive of the votes of Alpha Capital Anstalt, an investor, subject to certain conditions), as calculated on an as-converted basis.

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Optional Redemption
Upon the Company’s failure to comply with certain covenants such as those related to obtaining financing (which includes a Financing Failure) and obtaining and maintaining a listing on a securities exchange as described in the Certificate of Designation (each a “Triggering Event”), the holders of the Shares shall be entitled, among other rights, to redeem their Shares based on a formula as described in the Certificate of Designation.

Ranking; Most Favored Nation:
Without the requisite consent of the holders of the Shares, the Company shall not authorize or create any class of stock ranking senior to, or otherwise pari passu with, the Shares as to dividends, redemption or distribution of assets upon a liquidation.

In the event the Company issues any equity or equity-linked securities, any holder of the Shares may request the Company amend the terms of such holder’s Shares to be equivalent to the terms of such issued equity or equity-linked securities, subject to certain exempted issuances described in more detail in the accompanying Securities Purchase Agreement.

Warrants:
The Warrants exercisable to purchase 100% of the shares of Company’s common stock underlying the Shares. The Warrants shall have an initial exercise price of $2.86 per share and shall expire five years from the issuance date. The Warrants shall contain full ratchet anti-dilution price protection upon the issuance of equity or equity-linked securities at an effective common stock purchase price of less than $2.86 per share as well as other customary anti-dilution protection. The Warrants shall be exercisable for cash; or if at any time after six (6) months from the issuance date, there is no effective registration statement registering the resale of the shares of the Company’s common stock underlying the Warrants (the “Warrant Shares”) or no current prospectus available for the resale of the Warrant Shares by the holder, the Warrants may be exercised by means of a “cashless exercise”.

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Registration:
Pursuant to the terms of the Registration Rights Agreement, the Company shall use its best efforts to file a registration statement on Form S-1 covering the shares of the Company’s common stock underlying the Shares and Warrants sold in this Offering and the PIK Shares as soon as practicable but no later than 120 calendar days from the initial closing. The Company shall use its best efforts to cause the registration statement covering such shares of the Company’s common stock sold in this Offering to be declared effective within 210 calendar days from the closing. If for example, the Company fails to file the registration statement within the prescribed 120 day period or fails to have such registration statement declared effective within the prescribed 210 day period, then the Company shall pay to the investors in cash a fee equal to 0.25% of the dollar amount invested by each investor, for each month (i) in excess of 120 days following the closing date and (ii) in excess of 210 days following the closing date, as the case may be; provided, however, that the total amount of such fees payable to any investor shall not exceed 3% of the amount invested by such investor.

Beneficial Ownership Limitation:
Each of the Certificate of Designation and form of Warrant contains a “Beneficial Ownership Limitation” that shall be 4.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon the conversion of the Shares or the exercise of the Warrant.  The holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the conversion of the Shares and the exercise of this Warrant held by the holder.

Placement Agent:                               Laidlaw & Company (UK) Ltd. (the “Placement Agent”)

Placement Agent Fee:
If the Placement Agent raises at least $1,250,000 in funds through its efforts, the Placement Agent will at each Closing be (a) paid a cash commission of up to six percent (6%) of the gross dollar amount of the Securities sold in such Closing, and (b) issued a warrant (the “Agent Warrant”) to purchase that number of shares of the Company’s common stock equal to six percent (6%) of the number of shares of the Company’s common stock underlying the investor Warrants sold in such Closing, which Agent Warrant shall be in the form of the Warrants sold in this Offering.

If the Placement Agent does not raise at least $1,250,000 in funds through its efforts, the Placement Agent will at each Closing be (a) paid a cash commission of up to ten percent (10%) of the gross dollar amount of the Securities sold in such Closing through the efforts of the Placement Agent, (b) issued an Agent Warrant to purchase that number of shares of the Company’s common stock equal to ten percent (10%) of the number of shares of the Company’s common stock underlying the investor Warrants sold in such Closing through the efforts of the Placement Agent, which Agent Warrant shall be in the form of the Warrants sold in this Offering, and (c) entitled to receive a two percent (2%) nonaccountable expense fee.

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See “Plan of Distribution” on page 51 for further information with respect to the compensation of the Placement Agent.

Use of Proceeds (Dist.):
The proceeds of this Offering will be used for general corporate purposes, including, but not necessarily limited to, growth and capital initiatives, research and development, filing of patents to protect the intellectual property of the Company and expanding the human resources of the Company.  See “Use of Proceeds” on page 40 for additional information.

Transferability:
The Shares, the Warrants, the PIK Shares, any shares of common stock issuable upon conversion of the Shares, and any shares of common stock issuable upon the exercise of the Warrants will be restricted securities and will only be transferable if properly registered under the Securities Act or pursuant to an exemption therefrom.

Permitted Offerees:
Only “accredited investors” as that term is defined in Rule 501 of Regulation D under the Securities Act. Investors will be required to make certain representations with respect to their status and business experience and to represent, among other things, that they have received a copy of this Memorandum, understand the terms of this Offering and are accredited investors as required under the investor suitability standards. See “Terms of this Offering – Investor Suitability Standards” beginning on page 54 for more information.

Deposit of Funds:
All funds received from prospective investors will be deposited in a non-interest bearing account with Signature Bank, 261 Madison Avenue, New York, NY 10016 pending the earliest of (a) the acceptance of the prospective investor’s subscription at a Closing under this Offering; (b) the termination of this Offering without a Closing; or (c) the rejection of a prospective investor’s subscription.  If the Company has not closed this Offering prior to the Termination Date or has not accepted the subscriptions of one or more prospective investors, all funds received from such prospective investors will be returned to such investors without interest thereon or deduction therefrom.

Risks:	The purchase of the Shares offered hereby involves significant risks. Please see “Risk Factors”.

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Confidential Offering Memorandum

SECTION 3
Risk Factors

Our business faces many risks and an investment in our securities involves significant risks. Prospective investors in this Offering are strongly encouraged carefully to consider the risks described below as well as other information contained in this Memorandum before investing.  Investors are further advised that the risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also negatively impact our business operations or financial results. If any of the events or circumstances described in this section occur, our business, financial condition or results of operations could suffer. Prospective investors in our Shares should consider the following risks before deciding whether to invest in the Shares.

Risks Related to Our Business

Because our condition as a going concern is in doubt, we will be forced to cease our business operations unless we can raise sufficient funds to satisfy our working capital needs.

As shown in the accompanying financial statements during years ended December 31, 2011 and 2010, the Company incurred net losses attributable to common stockholders of $1,178,101 and $145,472, respectively and used $838,367 in cash for operating activities for the year ended December 31, 2011. These factors among others raise substantial doubt that the Company will be able to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations. Management is devoting substantially all of its efforts to developing its products and services and there can be no assurance that the Company's efforts will be successful. There is no assurance that can be given that management's actions will result in profitable operations or the resolution of its liquidity problems.

Because we are an early development stage company with no products near commercialization, we expect to incur significant additional operating losses.

BioSig Technologies, Inc. was incorporated as a Nevada corporation on February 24, 2009.  On April 26, 2011, we merged with our wholly-owned subsidiary, BioSig Technologies, Inc., a Delaware corporation with BioSig Technologies, Inc., the Delaware corporation, remaining as the surviving corporation. We expect to incur substantial additional operating expenses over the next several years as our research, development, pre-clinical testing, regulatory approval and clinical trial activities increase. The amount of future losses and when, if ever, we will achieve profitability are uncertain. We have no products that have generated any commercial revenue, do not expect to generate revenues from the commercial sale of our products in the near future, if at all. Our ability to generate revenue and achieve profitability will depend on, among other things, the following:

•	successful completion of the preclinical and clinical development of our products;

•	obtaining necessary regulatory approvals from the U.S. Food and Drug Administration, or the FDA, or other regulatory authority;

•	establishing manufacturing, sales, and marketing arrangements, either alone or with third parties; and

•	raising sufficient funds to finance our activities.

We might not succeed at all, or at any, of these undertakings. If we are unsuccessful at some or all of these undertakings, our business, prospects, and results of operations may be materially adversely affected.

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We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Any additional funds that we obtain may not be on terms favorable to us or our stockholders and may require us to relinquish valuable rights.

Until and unless we receive approval from the FDA and other regulatory authorities for our products, we will not generate revenues from our products.  Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from the net proceeds of this Offering and cash on hand.  In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities.

We believe that the net proceeds from this Offering if the maximum amount of the Offering is sold and existing cash will be sufficient to enable us to fund our projected operating requirements for approximately the next 22 months. On the other hand, if only the minimum amount of the Offering is sold coupled with existing cash; we will have sufficient moneys to fund our projected operating requirements for approximately the next 14 months. However, we may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our product development efforts more rapidly than we presently anticipate, and we may decide to raise additional funds even before we need them if the conditions for raising capital are favorable.

We may seek to sell additional equity or debt securities, obtain a bank credit facility, or enter into a corporate collaboration or licensing arrangement. The sale of additional equity or debt securities, if convertible, could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. Raising additional funds through collaboration or licensing arrangements with third parties may require us to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us or our stockholders.

We may be unable to develop our existing or future technology.

Our electrophysiology product may not deliver the levels of accuracy and reliability needed to make it a successful product in the market place.  Additionally, the development of such accuracy and reliability may be indefinitely delayed or may never be achieved.  Failure to develop this or other technology could have an adverse material effect on the Company’s business, financial condition, results of operations and future prospects.

The market for our technology may be slow to develop, if at all.

The market for our products may be slower to develop or smaller than estimated or it may be more difficult to build the market than anticipated.  The medical community may resist our products or be slower to accept them than we anticipate.  Revenues from our products may be delayed or costs may be higher than anticipated which may result in the Company requiring additional funding.  Our principal route to market is via commercial distribution partners.  These arrangements are generally non-exclusive and have no guaranteed sales volumes or commitments.  The partners may be slower to sell our products than anticipated.  Any financial, operational or regulatory risks that affect our partners could also affect the sales of our products.  In the current economic environment, hospitals and clinical purchasing budgets that are reliant on external debt finance may result in purchasing decisions being delayed.  If any of these situations were to occur this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

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We may be delayed in receiving the required regulatory approvals from respective government regulators, if we receive them at all

Our products are subject to regulatory requirements in the U.S. and our other targeted markets.  Necessary regulatory approvals may not be obtained or may be delayed.  We may incur substantial additional cost in obtaining regulatory approvals for our products in our targeted markets. Any delays in obtaining the necessary regulatory approvals increase the risk that our competitors’ products are approved before our own.  The failure to obtain these approvals on a timely basis and/or the associated costs could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.  See “Government Regulation” beginning on page 37.

Even if regulatory approval is obtained, our products will be subject to extensive post-approval regulation.

Once a product is approved, numerous post-approval requirements apply, including but not limited to requirements relating to manufacturing, labeling, packaging, advertising and record keeping.  Even if regulatory approval of a product is obtained, the approval may be subject to limitations on the uses for which the product may be marketed, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Any such post-approval requirement could reduce our revenues, increase our expenses and render the approved product candidate not commercially viable.  If we fail to comply with the regulatory requirements of the applicable regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters and untitled letters;

•	civil penalties and criminal prosecutions and penalties;

•	fines;

•	injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or of supplements to approved applications.

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Regulations are constantly changing, and in the future our business may be subject to additional regulations that increase our compliance costs.

Federal, state and foreign laws and regulations relating to the sale of our products are subject to future changes, as are administrative interpretations of regulatory agencies. If we fail to comply with such federal, state or foreign laws or regulations, we could be subject to enforcement actions, including injunctions preventing us from conducting our business, withdrawal of clearances or approvals and civil and criminal penalties. In the event that federal, state, and foreign laws and regulations change, we may need to incur additional costs to seek government approvals, in addition to the clearance we are will be seeking from the FDA (discussed elsewhere), in order to sell or market our products. If we are slow or unable to adapt to changes in existing regulatory requirements or the promulgation of new regulatory requirements or policies, we or our licensees may lose marketing approval for our products which will impact our ability to conduct business in the future.

The results of clinical studies may not support the usefulness of our technology.

Conducting clinical trials is a long, expensive and uncertain process that is subject to delays and failure at any stage. Clinical trials can take months or years. The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, (a) the FDA may not approve a clinical trial protocol or a clinical trial, or may place a clinical trial on hold; (b) subjects may not enroll in clinical trials at the rate we expect and subjects may not be followed up at the rate we expect; (c) subjects may experience events unrelated to our products; (d) third-party clinical investigators may not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations may not perform data collection and analysis in a timely or accurate manner; (e) interim results of any of our clinical trials may be inconclusive or negative; (f) regulatory inspections of our clinical trials may require us to undertake corrective action or suspend or terminate them if investigators find us not to be in compliance with regulatory requirements; or (g) governmental regulations or administrative actions may change and impose new requirements, particularly on reimbursement.

Results of pre-clinical studies do not necessarily predict future clinical trial results and previous clinical trial results may not be repeated in subsequent medical trials. We may experience delays, cost overruns and project terminations despite achieving promising results in pre-clinical testing or early clinical testing. In addition, the data obtained from clinical trials may be inadequate to support approval or clearance of a submission. The FDA may disagree with our interpretation of the data from our clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate the safety and effectiveness of the product candidate. The FDA may also require us to conduct additional pre-clinical studies or clinical trials which could further delay approval of our products. If we are unsuccessful in receiving FDA approval of a product, we would not be able to sell or promote the product in the United States, which could seriously harm our business. Moreover, we face similar risks in other jurisdictions in which we may sell or propose to sell our products.

If third-party contract research organizations do not perform their responsibilities in an acceptable and timely manner, our pre-clinical testing or clinical trials could be delayed or prove unsuccessful.

We do not have the ability to conduct all aspects of pre-clinical testing or clinical trials ourselves. We rely and will continue to rely on clinical investigators, third-party contract research organizations and consultants to perform some or all of the functions associated with pre-clinical testing or clinical trials. The failure of any of these vendors to perform in an acceptable and timely manner in the future, including in accordance with any applicable regulatory requirements, such as good clinical and laboratory practices, or pre-clinical testing or clinical trial protocols, could cause a delay or otherwise adversely affect our pre-clinical testing or clinical trials and, ultimately, the timely advancement of our development programs.

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Confidential Offering Memorandum

The medical device and pharmaceutical industries are subject to stringent regulation and failure to obtain regulatory approval will prevent commercialization of our products.

Our product will need to receive so-called 510(k) marketing clearance from the FDA in order permit us to market this product and generate revenue. Our products for specific medical claims, however, can only be directly marketed to physicians by submitting additional 510(k) applications to the FDA supported by satisfactory clinical trial results. However, the results of our clinical trials may not provide sufficient evidence to allow the FDA to grant us such additional marketing clearances. The failure to obtain FDA marketing clearance for these specific medical claims would have a material adverse effect on our business.
Medical devices are subject to extensive and rigorous regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (FDCA), by comparable agencies in foreign countries and by other regulatory agencies and governing bodies. Under the FDCA and associated regulations, manufacturers of medical devices must comply with certain regulations that cover the composition, labeling, testing, clinical study, manufacturing, packaging and distribution of medical devices. In addition, medical devices must receive FDA clearance or approval before they can be commercially marketed in the United States, and the FDA may require testing and surveillance programs to monitor the effects of approved products that have been commercialized and can prevent or limit further marketing of a product based on the results of these post-market evaluation programs. The process of obtaining marketing clearance from the FDA for new products could take a significant period of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, require changes to the products and result in limitations on the indicated uses of the product.

If we seek to market our products in foreign jurisdictions, we may need to obtain regulatory approval in these jurisdictions.

In order to market our products in the European Union and many other foreign jurisdictions, we may need to obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. Approval procedures vary among countries (except with respect to the countries that are part of the European Economic Area) and can involve additional clinical testing. The time required to obtain approval may differ from that required to obtain FDA approval. Should we decide to market our products abroad, we may fail to obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may be unable to file for, and may not receive, necessary regulatory approvals to commercialize our products in any foreign market, which could adversely affect our business prospects.

Changes in healthcare reimbursement systems in the U.S. and abroad could affect our revenues and profitability.

The Federal government is considering ways to change, and has changed, the manner in which healthcare services are provided and paid for in the U.S. Occasionally, the U.S. Congress passes laws that impact reimbursement for healthcare services, including reimbursement to hospitals and physicians. States may also enact legislation that impacts Medicaid payments to hospitals and physicians. In addition, Centers For Medicare and Medicaid Services, the federal agency responsible for administering the Medicare program, establishes payment levels for hospitals and physicians on an annual basis, which can increase or decrease payments to such entities.

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Confidential Offering Memorandum

In particular, the recently passed health care reform legislation and the American Recovery and Reinvestment Act of 2009 (also known as the Stimulus Package) affects funding for and in many instances regulates healthcare treatment and strategies. It is unclear what effect, if any, these pieces of legislation or any other future legislation would have on our business. Future stimulus measures are also being contemplated in Congress that may have a further impact on our business.

Internationally, medical reimbursement systems vary significantly from country to country, with some countries limiting medical centers’ spending through fixed budgets, regardless of levels of patients and treatment, and other countries requiring application for, and approval of, government or third-party reimbursement. Even if we succeed in bringing our products to market, uncertainties regarding future healthcare policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities and at profitable prices.

The electrophysiology market we operate in is highly competitive.

There are a number of groups and organizations, such as healthcare, medical device and software companies in the electrophysiology market that may develop a competitive offering to our products.  In addition, these competitors may have significantly greater resources than BioSig.  We cannot make any assurance that they will not attempt to develop such offerings, that they will not be successful in developing such offerings or that any offerings they may develop will not have a competitive edge over our products. With delayed regulatory approvals and/or disputed clinical claims we may not have a commercial or clinical advantage over competitors’ products.  Should a superior offering come to market, this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

Negative publicity or unfavorable media coverage could damage our reputation and harm our operations.

In the event that the marketplace perceives our products as not offering the benefits which we believe they offer, we may receive significant negative publicity. This publicity may result in litigation and increased regulation and governmental review. If we were to receive such negative publicity or unfavorable media attention, whether warranted or unwarranted, our ability to market our products would be adversely affected. We may be required to change our products and services and become subject to increased regulatory burdens, and we may be required to pay large judgments or fines and incur significant legal expenses. Any combination of these factors could further increase our cost of doing business and adversely affect our financial position, results of operations and cash flows.

We may fail to attract and retain qualified personnel.

We expect to rapidly expand our operations and grow our sales, research and development and administrative operations.  This expansion is expected to place a significant strain on our management and will require hiring a significant number of qualified personnel.  Accordingly, recruiting and retaining such personnel in the future will be critical to our success.  There is intense competition from other companies, research and academic institutions, government entities and other organizations for qualified personnel in the areas of our activities.  If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our marketing and development activities, and this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

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Confidential Offering Memorandum

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our executive officers and scientific and medical advisors because of their expertise and experience in medical device development.  We do not have “key person” life insurance policies for any of our officers.  The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our results of operations.

If we do not effectively manage changes in our business, these changes could place a significant strain on our management and operations.

Our ability to grow successfully requires an effective planning and management process.  The expansion and growth of our business could place a significant strain on our management systems, infrastructure and other resources.  To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner.  Our controls, systems, procedures and resources may not be adequate to support a changing and growing company.  If our management fails to respond effectively to changes and growth in our business, including acquisitions, there could be a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

The liability of our directors and officers is limited.

The applicable provisions of the Delaware General Corporation Law and our Certificate of Incorporation and By-laws limit the liability of our directors to us and our stockholders for monetary damages for breaches of their fiduciary duties, with certain exceptions, and for other specified acts or omissions of such persons. In addition, the applicable provisions of the Delaware General Corporation Law and of our Certificate of Incorporation and Bylaws provide for indemnification of such persons under certain circumstances. In the event we are required to indemnify any of our directors or any other person, our financial strength may be harmed.

Because successful development of our products is uncertain, our results of operations may be materially harmed.

We are a research and development company presently focused on the development of electrophysiology products.  These products, which are at an early stage of development, may be effective in the removal of artifacts and noise during the acquisition of biomedical signals. We are subject to the risks of failure and delay inherent in the development of new medical devices and products based on new technologies, including but not limited to the following:

•	failure to achieve necessary levels of accuracy and reliability in our products;

•	unplanned expenditures in product development, clinical testing, or manufacturing;

•	unexpected scientific, non-clinical or clinical findings relating to safety and/or efficacy;

•	failure to receive regulatory approvals;

•	emergence of superior or equivalent products;

•	inability to manufacture our product candidates on a commercial scale on our own, or in collaboration with third parties; and

•	failure to achieve market acceptance.

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Confidential Offering Memorandum

Because of these risks, our development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals will not be obtained, or if any approved products are not commercialized successfully, our business, financial condition, and results of operations may be materially harmed.

Our product development program depends upon third-party researchers who are outside our control.

We depend upon independent investigators and collaborators, such as commercial third-parties, government, universities and medical institutions, to conduct our preclinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs.  These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves.  If outside collaborators fail to devote sufficient time and resources to our product development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new products, if any, will be delayed.  These collaborators may also have relationships with other commercial entities, some of whom may compete with us.  If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Risks Related to Intellectual Property

If we do not obtain protection for our intellectual property rights, our competitors may be able to take advantage of our research and development efforts to develop competing products.

We will rely on a combination of patents, trade secrets, and nondisclosure and non-competition agreements to protect our proprietary intellectual property.  We plan to file for patent applications in the U.S. and in other countries, as we deem appropriate for our products. Our planned applications will include claims intended to provide market exclusivity for certain commercial aspects of the products, including the methods of production, the methods of usage and the commercial packaging of the products. However, we cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when such patents will issue; and if granted, whether patents will be challenged and held invalid or unenforceable;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors.  To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements.  To this end, it is our policy to require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.  These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information.  If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

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Confidential Offering Memorandum

Competitors may successfully challenge our patent applications, produce similar products or products that do not infringe our patents, or produce products in countries where we have not applied for patent protection or that do not respect our patents.

If any of these events occurs, or we otherwise lose protection for our trade secrets or proprietary know how, the value of this information may be greatly reduced.  Patent protection and other intellectual property protection are important to the success of our business and prospects, and there is a substantial risk that such protections will prove inadequate.

Product liability claims could adversely impact our financial condition and our earnings and impair our reputation.

We plan to develop and manufacture medical diagnostic products, which subject us to risks of product liability claims or product recalls, particularly in the event of false positive or false negative reports.  We plan to obtain appropriate insurance coverage once we reach a manufacturing stage. A product recall or a successful product liability claim or claims that exceed our planned insurance coverage could have a material adverse effect on us.   However, product liability insurance is expensive. In the future we may not be able to obtain coverage on acceptable terms, if at all.  Moreover, our insurance coverage may not adequately protect us from liability that we incur in connection with clinical trials or sales of our products. In the event of litigation, regardless of its merit or eventual outcome, or an award against us during a time when we have no available insurance or insufficient insurance, we may sustain significant losses of our operating capital which may substantially reduce stockholder equity in the Company.

If we infringe the rights of third parties, we could be prevented from selling products and forced to pay damages and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	abandon an infringing product candidate;

•	redesign our product candidates or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; and/or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Any of these events could substantially harm our earnings, financial condition and operations.

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Risks Related to the Market

We may not be able to access the credit markets.

We face the risk that we may not be able to access credit, either from lenders or suppliers, or have facilities reduced or terminated.  Failure to access credit from any of these sources could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

Recent global economic trends could adversely affect our business, liquidity and financial results.

Recent global economic conditions, including disruption of financial markets, could adversely affect us, primarily through limiting our access to capital and disrupting our clients’ businesses.  In addition, continuation or worsening of general market conditions in economies important to our businesses may adversely affect our clients’ level of spending and ability to obtain financing, leading to us being unable to generate the levels of sales that we require.  Current and continued disruption of financial markets could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

Risks Related to this Offering

We will have broad discretion as to the use of a portion of the proceeds from this Offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this Offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business or the development of our product candidates and cause the price of our common stock to decline.

A prior offering will be integrated with this Offering.

Between July 2012 and December 2012, we raised approximately $600,000 to fund our internal operations.  The interim funding came from our executive chairman and persons known to him (the “Interim Investors”).  The terms of the interim offering were never finalized, however.  As a result, the terms of those interims amounts raised will be integrated with the terms of this Offering.  In order properly to integrate that prior offering with this Offering, the Interim Investors will be given the right to rescind their prior commitment resulting in proceeds from this Offering being needed to repay the Interim Investors.  There is a risk that the Interim Investors may reject the terms of this Offering and litigate with the Company to receive more favorable terms.

The Shares have never been publicly traded, we have plans to register such Shares during 2013, however, an active trading market for such Shares may not develop.

Prior to this Offering, there has been no public market for the Shares. We anticipate listing our Shares on an exchange or trading system during 2013, however, a trading market for the Shares may not develop.

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You may experience future dilution as a result of future equity offerings or other equity issuances.

To raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. The terms of the Shares do not restrict our ability to offer additional shares of common stock or a new series of preferred stock that is senior to, on parity with or junior in rank to the Shares. Our board of directors has the authority to establish the designation of additional shares of preferred stock that may be convertible into common stock without any action by our stockholders, and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. Any such additional shares of preferred stock may have rights, preferences and privileges senior to those of outstanding common stock and the Shares, and the issuance and conversion of any such preferred stock would further dilute the percentage ownership of our stockholders. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this Offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this Offering.

Our officers, directors and principal stockholders can exert significant influence over us and may make decisions that are not in the best interests of all stockholders.

Our officers, directors and principal stockholders (greater than 5% stockholders) collectively control on a fully diluted basis approximately 93.2% of our issued and outstanding common stock.  After this Offering, we expect that percentage on a fully diluted basis to be 75.7%. As a result, these stockholders are able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our common stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market value of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

The Shares will rank junior to all our liabilities to third party creditors in the event of a bankruptcy, liquidation or winding up of our assets.

In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on the Shares only after all our liabilities have been paid. The Shares will effectively rank junior to all existing and future liabilities held by third party creditors. The terms of the Shares do not restrict our ability to raise additional capital in the future through the issuance of debt. In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our liabilities, to pay amounts due on any or all Shares then outstanding.

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Risks Related to Preferred Stock

The Shares are equity and are subordinate to our existing and future indebtedness

The Shares are equity interests in the Company.  While senior to common stock, the Shares do not constitute indebtedness. As such, the Shares will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Shares (1) dividends are payable only if declared by our board of directors (or a duly authorized committee of the board) and (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available funds. In the event that the Company later issues debt securities, the terms of such debt instruments may not permit us to pay dividends on any of our capital stock, including the Shares, if we defer paying interest on such debt instruments during such deferral period

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SECTION 4
The Company and its Business

COMPANY OVERVIEW

BioSig Technologies, Inc. (the “Company” or “BioSig”, “we”, or “us”) is an early development stage medical device company with world-class expertise in the removal of noise and artifacts from biomedical signals. The Company is focused on improving the quality of cardiac recordings obtained during ablation of atrial fibrillation (“AF”) and ventricular tachycardia (“VT”). Cardiac ablation is a procedure to correct conduction of electrical impulses in the heart that cause arrhythmias (irregular heartbeat). It is performed in electrophysiology (“EP”) laboratories around the world and is becoming a preferred treatment for termination of AF and VT.

BioSig is developing PURE EP, an intracardiac (“IC”) and surface electrocardiogram (“ECG”) multichannel recording and analysis system that acquires, processes and presents ECG and IC signals required during EP studies and ablation procedures. The recorder’s ability to acquire high fidelity intracardiac signals will increase their diagnostic value providing improved accuracy and efficiency of the studies and procedures. In addition, BioSig is developing signal processing tools -confidence indexes - that will provide the operator with additional information to help facilitate ablation procedures. The Company believes that its recording system will become the standard in the emerging electrophysiology device market.

BioSig has begun to develop key relationships in the field in order to enable integration of the system with other devices in the EP lab for optimal information processing and, ultimately, for successful commercialization of its system into most of the EP labs around the world.

MARKET OPPORTUNITY

In the modern era of sophisticated diagnoses of cardiovascular diseases, the invasive cardiac electrophysiology study for the evaluation and treatment of cardiac rhythm disorders has evolved rapidly from a research tool to an established clinical treatment.  This technique permits detailed analyses of the mechanism underlying cardiac arrhythmias and determines precise locations of the sites of origin. For more information regarding the science and technology underlying EP refer to Appendix A. BioSig is focused on the AF and VT segment of the overall cardiac arrhythmia market providing international cardiologists and electrophysiologists with a better diagnostic tool to improve the efficacy of ablation procedures.

Electrophysiology Today

It is estimated that there are about 2,000 EP labs in the U.S. and 2,000 EP labs outside the U.S., each with an EP recording system valued at an average of $250,000. We believe that the current value of the EP market in the U.S. is approximately $500,000,000 and growing. With the potential doubling in AF patients by the year 2025 and improvements in technology for AF ablation therapy, there will be a boom in the number of hospitals building electrophysiology labs. This is corroborated by a December 2009 report published by the Millennium Research Group:

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“The US market for electrophysiology (“EP”) mapping and ablation devices will experience rapid growth over the forecast period (2008-2014), due to the medical community’s growing focus on treating atrial fibrillation (“AF”). Catheter ablation will gain traction as a curative treatment option as clinical evidence supporting its long-term efficacy is released. Competing treatment options such as antiarrhythmic drug therapy and cardiac rhythm management devices will continue to limit growth, however. Nonetheless, the EP mapping and ablation device market will be sustained by the continued development of advanced technologies that decrease ablation procedure times and improve success rates.”

Rapid Growth in AF Cases

BioSig is focused on providing cardiologists and electrophysiologists with a better diagnostic tool to improve the efficacy of ablation procedures in the AF segment of the overall cardiac arrhythmia market. Various statistics and estimates attest to the rapid growth of AF and its cost. About 30% of the people with AF have no symptoms, and often the first sign of the disease is a stroke.

•
According to the NIH National Heart Lung and Blood Institute, there are approximately 3 million Americans suffering with AF; and about 850,000 patients are hospitalized annually for this condition. As many as 600,000 new cases of AF are diagnosed each year;

•	Estimates suggest the AF population in the U.S. to be 12 million by 2050;

•
The Framingham Heart Study stated, “The odds are 1 in 4 for all men and women over the age of 40 to have AF in their lifetime, and 1 in 6 for men and women over the age of 40 who have not had a heart attack or congestive heart failure;”

•	AF is associated with a five-fold increase in the risk for stroke; approximately 60,000 strokes each year;

•	AF doubles the risk of all-cause mortality;

•	The Centers for Disease Control estimates that $6.65 billion is spent annually on direct AF treatment; and

•	Avalere Health estimated that AF costs Medicare $15.7 billion annually due to costly implications.

According to the Millennium Research Group, in 2007, there were approximately 164,000 EP procedures for diagnosis and treatment of arrhythmia in the U.S. and 200,000 in Europe. Despite the fact that physicians have been performing radiofrequency ablations (“RFAs”) since the 1990s, catheter-based treatment is offered to less than 1% of the AF patient population in the U.S. and Europe. There were only approximately 40,000 ablation treatments of AF performed in the U.S. in 2008. According to research from The Advisory Board Cardiovascular Roundtable, ablation cases in the U.S. alone are expected to increase 100% between 2007 and 2012.

Many of the electrophysiologists in the U.S. do not perform AF catheter-based procedures because of its complexity due primarily to the difficulties of accurately controlling the catheter and the fact that it is not yet accepted as standard procedure in the U.S.  Presently, the efficacy of AF ablation procedures is only approximately 75% and it has significant risks, including stroke. As a result, AF ablations are generally performed only by experienced electrophysiologists. We believe that the number of AF procedures will grow with further advances in ablation treatment and diagnostic techniques. Studies are underway that we believe will demonstrate the effectiveness of AF ablation, which may lead to its acceptance as a primary treatment strategy.

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AF Research

Several studies have shown that AF ablation has both clinical and cost advantages in comparison to anti-arrhythmic drug (“AAD”) therapy.  Dr David Wilber of Loyola University Medical Center in Illinois and his colleagues published a prospective, multi-center, randomized study comparing catheter ablation and AADs for treatment of patients with paroxysmal AF who had previously failed at least one AAD therapy. At the end of the 9-month trial period, 66% of patients in the catheter ablation group remained free from treatment failure, compared with 16% of patients treated with AAD. Moreover, patients in the catheter ablation group had lower complication rates.  These findings are consistent with other research indicating that, compared to AAD, catheter ablation treatment for paroxysmal AF results to the decreased likelihood of treatment failure and improved quality of life. The Radiofrequency Ablation versus AADs for Atrial Fibrillation Treatment study demonstrated that after a 1-year follow-up, 87% of ablated patients were arrhythmia free compared to 47% for those on drug therapy.

Other research is dispelling the common misconception that ablations are more costly than drug therapy. A Canadian study in the Journal of Cardiovascular Electrophysiology found that RFA as a first-line treatment in patients with symptomatic paroxysmal AF was cost neutral compared to AAD two years after ablation treatment. Another study from Circulation: Arrhythmia and Electrophysiology found that over a 5-year period, the cumulative costs with ablation and AAD were $26,484 and $19,898, respectively. The ablated patients, however, scored higher than those on AAD in regards to quality-adjusted life expectancy, which resulted in RFA being incrementally more cost-effective than AAD per quality-adjusted life-year. The authors concluded that, “RFA with or without AAD for symptomatic, drug-refractory paroxysmal AF appears to be reasonably cost-effective compared with AAD therapy alone from the perspective of the U.S. health care system, based on improved quality of life and avoidance of future health care costs.”

A major obstacle preventing catheter ablation from becoming a primary treatment option for AF patients is the absence of results from multi-center prospective, randomized morbidity and mortality studies. Two studies now underway (CABANA and CASTLE-AF) could resolve this issue and further improve acceptance of catheter ablation within the medical community.

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THE ELECTROPHYSIOLOGY LAB ENVIRONMENT

A modern EP lab consists of sophisticated equipment that requires an electrophysiologist to mentally integrate information from a number of sources during procedures as shown in Table 1.

Figure 3:  Photographic image of an electrophysiology laboratory

The Problem
The EP lab environment and equipment create significant amounts of noise and artifacts during EP procedures. Present recording systems are ineffective in preserving original information contained in the cardiac signals.

As seen in the above photo, there are numerous monitors in an EP lab to provide a variety of information. The electrophysiologist can check the acquired cardiac signals and the patient’s responses to any induced arrhythmias during the procedure.

Table 1:  Key Equipment Required in an EP Laboratory

Equipment	Key Function
Vital signs monitor	provides real-time monitoring of the patient’s vital signs
Blood pressure monitor	connected to a blood pressure cuff on the patient’s arm, checking blood pressure throughout the procedure.
Mapping system
a computer-based cardiac mapping system’s basic capabilities are to (1) accurately replicate the cardiac anatomy underlying an arrhythmia; (2) provide a plausible representation of activation of that chamber, as linked to the specific anatomic site of data acquisition; (3) readily capture and intelligibly display other details of physiology; and (4) catalogue the site of interventions.

Ablation machine
ablation is accomplished by applying radiofrequency (RF) energy, applying electrical energy, or freezing the offending area (usually through a catheter,) thus creating a small scar that is electrically inactive and thus incapable of generating heart arrhythmias.

Oximeter monitor	a small clip is attached to a patient’s finger to check the oxygen level in the body.
Fluoroscopy	a large x-ray machine will be positioned above the patient to help the physician visualize the placement of catheters during the procedure.
Intracardiac ultrasound	performed by a catheter inserted into the heart; used throughout the procedure to view the structures of the heart.
Electrocardiogram (“ECG”) recorder	multiple electrodes are applied to the skin of the patient’s extremities and chest to provide a graph of electrical activity.
Intracardiac (“IC”) recorder	multiple catheters with built-in electrodes are inserted into the heart to provide diagrams of the electrical impulses traveling through.

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There is not a single imaging system on the market that combines all modalities necessary to orient the operator to the anatomy and the location of recording and ablation catheters.  As a result, these procedures are fraught with the following challenges:

•	Navigating the complex anatomy of the heart is tedious to master;

•	With fluoroscopy alone, it is difficult to determine anterior versus posterior orientation;

•	Computed tomography (“CT”) imaging can be performed to define the complex anatomy, but CT is not real-time and conditions at the time of CT may differ from those at the time of ablation;

•	Intracardiac echocardiography (“ICE”) provides two-dimensional navigation assistance, but it is difficult to locate the tip of the catheter at all times; and

•
Electroanatomic mapping (“EAM”) offers a 3D view and nearly real-time catheter tip localization; but tends to distort the geometry of the heart and quality greatly depends on the diligence of the operator to produce CT type geometries.

As the number of EP procedures increase, a variety of diagnostic and therapeutic ablation catheters are becoming more widely available and new highly specialized catheters are being developed.  In addition, remote robotic and magnetic navigation systems are being developed to address limitations of dexterity in controlling the catheter tip especially during complex arrhythmia ablation procedures.

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PRODUCT OPPORTUNITY: BIOSIG’S EP ECG/IC RECORDING SYSTEM

Despite the fact that an EP study is a well-established clinical procedure, there is still an unfulfilled need for obtaining better clinical information while recording electrophysiological signals in the noisy EP Lab environment. Current surface and intracardiac recording systems typically consist of large workstations interconnected by a complex set of cables that contribute to significant amounts of noise during signal acquisition. Additional noise and artifacts generated from the EP lab equipment further hamper recordings of small electrophysiological potentials.

The electrophysiology recorder provides a variety of information to physicians during EP studies. Preserving spaciotemporal (space and time) characteristics of the signal in a very challenging EP recording environment is a difficult task. To remove noise and artifacts, current recorders offer a family of low pass, high pass and notch filters, but alter signal information context. The effect of filters on signal morphology is not discussed by system manufacturers, but they tend to provide a troubleshooting document that instructs how to reduce noise during recordings. The biomedical engineers who support EP labs are aware of the problem and constantly use reduced bandwidth and notch filters to combat noise.

The shape and amplitude of electrocardiograms, unipolar and bipolar electrograms, and, consequently, reconstructed endocardial activation maps, are influenced not only by electrophysiological and structural characteristics of the myocardial tissue involved, but with characteristics of the recording system.  Amplitude and morphology of ECG and IC signals are significantly affected by filters used to remove noise.  Since there are a number of amplitude and interval measurements made during an EP study, it is imperative that the recording system faithfully acquires surface ECG and intracardiac electrograms.

The requirement for signal integrity is further amplified during ablation treatments of AF.  Presently, the main objective of the AF ablation procedure is to precisely identify, ablate and eliminate pulmonary vein (PV) potentials.  The information provided by recorders is essential for the electrophysiologist to determine ablation strategy during termination of PV potentials.  Therefore, it is critically important that the recording system’s noise removal technique does not alter appearance and fidelity of these potentials.  As a result, it is necessary that any new signal processing preserve signal fidelity during EP recordings.

Proof of Concept

To validate present technology in the field, the BioSig engineering team completed a detailed analysis of the effect of filters used to reduce noise on spaciotemporal characteristics of electrocardiograms and intracardiac electrograms. The BioSig team used a custom built database of electrophysiology signals generated by an electrophysiologist from BioSig’s Scientific Advisory Board along with waveforms from publicly available databases. The ability to faithfully reproduce database waveforms generated by an ECG/IC simulator was tested using the BioSig recorder and a conventional system.

Signal quality (amplitude, morphology and duration) along with the ability to remove baseline wander and reduce noise level were evaluated. The ECG and IC signals recorded by BioSig’s wireless system showed significantly less baseline drift and noise compared to the conventional EP recorder (GE Prucka CardioLab). Further, spaciotemporal characteristics of signals were greatly distorted by the conventional EP system, particularly when a notch filter was used. This offers an explanation of important differences seen in cardiac waveforms when recordings were performed simultaneously by the two systems from patients during several EP studies. Also, the conventional EP system’s recordings were much more susceptible to RF ablation artifacts.

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Figure 4:  Diagrams illustrating the recordings obtained during BioSig’s product validation

ECG recordings before and after “denoising” using BioSig’s product

Before                                                                After

During initial validation, TCAI provided data recorded with a competitive system (ABLd). PURE removed baseline wander, noise and artifacts and provided a clean signal (ABLd PURE) to assist in identification of ablation sites.

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PURE EP provides unmatched signal quality, information to guide and shorten procedures, Confidence Indexes and an easy to use/view platform.

PURE EP provides identification of ablation sites

PRODUCT DEVELOPMENT

Technology and Development Plan

BioSig’s technology team consists of seven engineers with expertise in digital signal processing, low power analog and digital circuit design, software development, embedded system development, electromechanical design, testing and system integration, and a complete understanding of regulatory requirements for medical devices. To accelerate product development, BioSig has aligned itself with advisors and medical institutions at the forefront of cardiology and electrophysiology such as the world class Texas Cardiac Arrhythmia Institute (“TCAI”).  BioSig has developed capabilities to integrate the PURE EP with other devices and technologies presently used in the EP lab. BioSig intends to outsource manufacturing, assembling, and testing. Key facets of  BioSig’s product development plan are listed below.

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Table 2:  BioSig’s Product Development Plan

BioSig’s goal is to establish its proprietary technology as the leading recording platform with many advantages over the competitors:

•	Highest quality cardiac signal acquisition and processing for accurate and efficient EP studies;

•	Precise, Uninterrupted, Real time evaluations of Electrograms (“PURE EP”);

•	Reliable cardiac recordings to determine precise ablation strategy and end point of procedures;

•	A compact, portable and wireless device; and

•	A device that can be fully integrated into existing over-crowded EP lab environments.

BioSig’s device and signal processing tools will enable a significant increase in the number of procedures performed in each EP lab. BioSig plans to develop studies, beginning with studies, at the TCAI, that demonstrate clinical advantages, build scientific evidence, accelerate technology awareness and market adoption of the new system.

Marketing and Sales Strategy

BioSig intends to bring to the electrophysiology market a superb ECG/IC recorder unlike any EP recorder available today.  This recorder will be coupled with an array of software tools intended for electrophysiology studies and procedures ranging from simple diagnostic tests to ablation for the most complex cases of arrhythmias.  The system provides unique recording experiences and has been developed to allow precise, uninterrupted, real-time evaluations of electrocardiograms and electrograms allowing electrophysiologists to see data that has not been acquired from present day recorders.

The PURE EP (pending trademark) Cardiac recorder uses the BioSig platform for analog and digital signal processing, not simple digital or notch filters like the competitors. With this technology consisting of proprietary hardware, software and algorithms, the original data is not distorted. BioSig is developing a library of software tools that are designed to be configured to fit the needs of electrophysiologists in different settings and/or for different arrhythmia treatments. With the software, the BioSig system can be positioned to provide information in order to create 2D and 3D images of the heart; can help guide the ablation catheter; and shorten procedure times; and can reduce complexity of ablation for even the most misunderstood arrhythmias, AF and VT.

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BioSig plans to implement a market development program approximately 18 months prior to product launch. As the product progresses through development and testing, BioSig intends to gather the data and use such data for posters, presentations at cardiology conferences, and, if appropriate, submissions to scientific journals. The Company also plans to leverage its relationships with other leading cardiac research and treatment centers to gain early product evaluation and validation. The Company believes that through these efforts, key opinion leaders will be developed as champions for the BioSig system.

On a parallel path, the Company intends to embark upon the following marketing initiatives. A complete branding strategy will be developed to introduce and support the product. The Company will secure space at major relevant cardiology meetings on a national and regional basis to engage and educate physicians to its products. A variety of other direct marketing methods will be developed as part of an integrated marketing plan. A direct sales force will be developed in parallel with a distributor network that has existing relationships with hospitals and cardiologists.

Strategic Alliances

The Company’s Scientific Advisory Board has been formed in order to foster collaborations with technology leaders in the global EP market to help test and commercialize the system, including Dr. Andrea Natale of TCAI, who has previously worked with St. Jude Medical, Boston Scientific, Biosense Webster and Medtronic, among other significant companies.  The Company is also collaborating with other leading electrophysiology centers, including University Hospitals Case Medical Center in Cleveland, UCLA Cardiac Arrhythmia Center and the Heart Rhythm Institute at the University of Oklahoma Health Sciences Center.  BioSig envisions beginning clinical trials in 2013.

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COMPETITION OVERVIEW

The EP market is characterized by intense competition and rapid technological advances. There are 4 major EP intracardiac recording systems on the market and a variety of start up or early stage companies operating in the EP market.

•	GE’s CardioLab Recording System was developed in the early ‘90s by Prucka Engineering and acquired by GE in 1999

•	Bard’s LabSystem PRO EP Recording System was originally designed in the late ‘80s

•	Siemens developed the Axiom Sensis XP

•	St Jude Medical’s EP-Workmate Recording System was acquired from EP MedSystems in 2008

By examining the history of FDA 510(k) approvals for EP recording systems on the market today, the BioSig team has concluded that the competing recording systems are built on relatively old technologies and all use the identical approach in applying digital filters to remove noise and artifacts. This approach sacrifices cardiac signal fidelity and in the case of AF ablation, the filters have a direct impact on the electrophysiologist’s ablation strategy. This problem is one of main reasons why multiple (or repeated) ablation procedures are frequently required in order to completely cure patients from AF. The unit price for these systems start at approximately $250,000 per unit.

BioSig, with its higher quality cardiac signal acquisition capability, intends to competitively price its portable wireless electrophysiology recorder to position it as the essential replacement for existing units and the recorder of choice for new EP labs. In initial studies, our product demonstrated clear superiorities to competition in retaining acquired signal fidelity.

Figure 5:  Photographs showing selected EP recording systems that are currently marketed

AXIOM Sensis XP by Siemens	Bard LabSystem Pro EP Recording System

GE CardioLab Electrophysiology System	St. Jude Medical’s EP-Workmate EP Lab System

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GOVERNMENT REGULATION

Our solutions include software and hardware, which will be used for patient diagnosis and, accordingly, are subject to regulation by the FDA and other regulatory agencies.  FDA regulations govern, among other things, the following activities that we perform and will continue to perform in connection with:

•	Product design and development;

•	Product testing;

•	Product manufacturing;

•	Product labeling and packaging;

•	Product handling, storage, and installation;

•	Pre-market clearance or approval;

•	Advertising and promotion; and

•	Product sales, distribution, and servicing.

FDA’s Pre-market Clearance and Approval Requirements

The FDA classifies all medical devices into one of three classes.  Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a pre-market notification, known as both a PMN and a 510(k) clearance, requesting clearance of the device for commercial distribution in the U.S.  Some low risk devices are exempted from this requirement.  Class III devices are devices which must be approved by the pre-market approval (“PMA”) process.  These tend to be devices that are permanently implanted into a human body or that may be necessary to sustain life.  For example, an artificial heart meets both these criteria.  We believe that our products do not fall into Class III categorization. We believe that our PURE system falls into Class II.  It must, therefore, first receive a 510(k) clearance from the FDA before we can commercially distribute them in the U.S.

510(k) Clearance Process

For our PURE EP system, we must submit a pre-market notification to the FDA demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device, a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of pre-market approval applications, or is a device that has been reclassified from class III to either class II or I. If a device being submitted is significantly different than a previously cleared 510(k) device in terms of design, material, chemical composition, energy source, manufacturing process, or intended use, the device nominally must go through the pre-market approval (“PMA”) process.

The FDA’s 510(k) clearance process usually takes at least three months from the date the application is submitted and filed with the FDA, but it can take significantly longer. A device that reaches market via the 510(k) process is not considered to be “approved” by the FDA. They are generally referred to as “cleared” or “510(k) cleared” devices.  Nevertheless, it can be marketed and sold in the U.S.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require a PMA, which requires more data and is generally a significantly longer process than the 510(k) clearance process.  The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or a PMA is obtained.

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Pervasive and continuing FDA regulation

After a medical device is placed on the market, numerous FDA regulatory requirements apply, including, but not limited to the following:

•	Quality System regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	Establishment Registration, which requires establishments involved in the production and distribution of medical devices, intended for commercial distribution in the U.S. to register with the FDA;

•	Medical Device Listing, which requires manufacturers to list the devices they have in commercial distribution with the FDA;

•
Labeling regulations, which prohibit “misbranded” devices from entering the market, as well as prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•
Medical Device Reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include one or more of the following sanctions:

•	Fines, injunctions, and civil penalties;

•	Mandatory recall or seizure of our products;

•	Administrative detention or banning of our products;

•	Operating restrictions, partial suspension or total shutdown of production;

•	Refusing our request for 510(k) clearance or pre-market approval of new product versions;

•	Revocation of 510(k) clearance or pre-market approvals previously granted; and

•	Criminal penalties.

International Regulation

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ significantly.

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The European Union has adopted legislation, in the form of directives to be implemented in each member state, concerning the regulation of medical devices within the European Union. The directives include, among others, the Medical Device Directive that establishes standards for regulating the design, manufacture, clinical trials, labeling, and vigilance reporting for medical devices. Our PURE system may be affected by this legislation. Under the European Union Medical Device Directive, medical devices are   classified into four classes, I, IIa, IIb, and III, with class I being the lowest risk and class III being the highest risk. Under the Medical Device Directive, a competent authority is nominated by the government of each member state to monitor and ensure compliance with the Directive. The competent authority of each member state then designates a notified body to oversee the conformity assessment procedures set forth in the Directive, whereby manufacturers demonstrate that their devices comply with the requirements of the Directive and are entitled to bear the CE mark. CE is an abbreviation for Conformitй Europйene (or European Conformity) and the CE mark, when placed on a product, indicates compliance with the requirements of the applicable directive. Medical devices properly bearing the CE mark may be commercially distributed throughout the European Union. Failure to obtain the CE mark will preclude us from selling the PURE system and related products in the European Union.

INTELLECTUAL PROPERTY

None.

PROPERTIES

None.

LITIGATION

None,

The Company is subject at times to other legal proceedings and claims, which arise in the ordinary course of its business.  Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.  There was no outstanding litigation as of December 31, 2011.

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USE OF PROCEEDS

Use of Proceeds

The gross proceeds from this Offering, assuming that the minimum Shares and Warrants are sold will be $1,250,000 and, assuming that the maximum Shares and Warrants are sold, will be $3,500,000, subject to the right to increase the size of the Offering to $4,200,000 with the consent of the Placement Agent.  Our estimated expenses in connection with this Offering, excluding the Placement Agent’s fees, are approximately $50,000 (the “Estimated Expenses”).  In addition, the Placement Agent’s fee (excluding expense reimbursements and the Agent Warrant) will be a maximum of $210,000 if we raise $3,500,000 and $252,000 if the Offering is increased to $4,200,000. We anticipate that the net proceeds from this Offering (after deduction of the Placement Agent’s fees and Estimated Expenses payable by us in connection with this Offering) will be used as follows:

Net Proceeds	G&A Expenses	R&D Expenses	Clinical Evaluation
$3,290,000	$2,000,000	$1,000,000	$290,000
$1,175,000	$800,000	$300,000	$75,000

Our management will have discretion and flexibility in applying the net proceeds of this Offering for the uses described above. Pending any uses, as described above, we intend to invest the net proceeds from this Offering in short-term, interest bearing, investment grade securities.

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SECTION 5
Management, Board and Advisors

Name	Responsibility	Organization
Management/Consultant
Kenneth L. Londoner	Chairman and CEO	BioSig Technologies, Inc.
Budimir S. Drakulic, Ph.D.	Chief Technology Officer, Director	BioSig Technologies, Inc.
Asher Holzer	Chief Scientific Advisor	BioSig Technologies, Inc.
Lora Mikolaitis	Director of Operations	BioSig Technologies, Inc.
Board of Directors
Kalyanam Shivkumar	Director	UCLA Arrhythmia Center
Asher Holzer	Director	Founder and Director, InspireMD (NSPR)
Roy Tanaka	Director	Retired CEO, Biosense Webster/J&J
Jeffrey O’Donnell	Director	Biostar Ventures
William Uglow	Director	EVP, Walt Disney, Mandalay Resorts
Jonathan Steinhouse	Director	VP Sales, Oracle
Medical and Scientific Board
Andrea Natale, MD	Medical Advisor	Texas Cardiac Arrhythmia Institute
Kalyanam Shivkumar, MD, PhD	Medical Advisor	UCLA Arrhythmia Center
Mauricio Arruda, MD	Medical Advisor	University Hospitals Case Medical Center, Cleveland, OH
Vivek Reddy, MD	Medical Advisor	Mount Sinai Medical Center, New York, NY
Bob Lux, Ph.D.	Consultant	University of Utah
David Haines, MD, FACC	Advisor	William Beaumont Hospital

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Confidential Offering Memorandum

Management and Board of Directors

Kenneth L. Londoner, MBA, Chairman and CEO

Mr. Londoner spent 13 years managing institutional equity portfolios worth billions of dollars.  He became Chairman and CEO of BioSig in February of 2009.  Since 2004, he has been the Managing Partner of Endicott Management Partners, LLC which invests in emerging growth businesses in the life sciences, retail, internet, and logistics industries. Mr. Londoner currently sits on the Board of Directors of Safe Ports Holdings, LLC and Alliqua, Inc. He is Chairman of the Board of BioSig Technologies, Inc. He managed the Seligman Growth and Capital Fund for J. & W. Seligman & Co. in New York, one of the oldest money management firms in the U.S.  Mr. Londoner has successfully founded or co-founded five emerging growth companies, three of which were medical device companies.  He holds an MBA from New York University and a BA in Economics from Lafayette College, Easton, PA.

Budimir S. Drakulic, PhD, Chief Technology Officer, Director

Dr. Drakulic brings more than 30 years of experience in the area of development and system integration for medical devices.  Currently Dr. Drakulic is a consultant with Miko Consulting Group, Inc. From 2002 to 2008, he served as Chief Technology Officer for Signalife, Inc. in Los Angeles, CA.  As a team leader at UCLA, Chief Scientist at Teledyne Medical Business Unit and Recom Managed Systems, he successfully supervised the transfer of various research projects into commercial products.  For his work, he received the Ralph award for the best bioengineering project at UCLA and his technology innovations received two Frost & Sullivan awards in 2006 and 2008.  Mr. Drakulic holds a Ph.D in Electrical and Biomedical Engineering, a Masters of Electrical Engineering and a BA in Electrical Engineering from the University of Belgrade, Belgrade, Yugoslavia.

Asher Holzer, PhD, Chief Scientific Officer, Director

Dr. Holzer, a 30 year medical device industry veteran and innovator in cardiac technologies, has held a variety of senior executive positions during his career, the most recent as Chairman and President of InspireMD , a novel stent technology company.  Dr. Holzer brings to BioSig unique experience in the development of advanced medical devices for the electrophysiology market. He was the worldwide product manager of the CARTO™ System for Biosense Webster, a Johnson & Johnson company, taking the product from development to worldwide sales.

Lora Mikolaitis- Director of Operations

Ms. Mikolaitis has over 15 years of experience in sales, marketing and administration.  She is President of Miko Consulting Group, Inc. which offers marketing and technology consulting to medical device companies.

Kalyanam Shivkumar, MD, PhD, Director, Medical Advisor

Dr. Shivkumar received his medical degree from the University of Madras, India in 1991 and his PhD from UCLA in 2000. He completed his cardiology fellowship training at the University of California, Los Angeles, and upon completion of his training joined the faculty at University of Iowa, where he also served as the Associate Director of Cardiac Electrophysiology. In 2002, he was recruited back to UCLA to direct the newly created UCLA Cardiac Arrhythmia Center at the David Geffen School of Medicine at UCLA. His field of specialization is interventional cardiac electrophysiology and he heads a group at UCLA that is involved in developing innovative techniques for the non-pharmacological management of cardiac arrhythmias. He is an Associate Professor of Medicine and holds a joint appointment in the Department of Radiology at UCLA. Dr. Shivkumar is certified by the American Board of Internal Medicine in the subspecialties of Cardiovascular Disease and Clinical Cardiac Electrophysiology. He holds memberships in several professional organizations, including the American Heart Association, American College of Cardiology and the Heart Rhythm Society.

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Confidential Offering Memorandum

Roy Tanaka, Director

Mr. Tanaka served as the worldwide President of Biosense Webster, Inc. for Johnson & Johnson from 2004 through 2008. He joined Biosense as the U.S. President in 1997. Previously he held a variety of senior management positions at Sorin Biomedical, Inc., including President and Chief Executive Officer, and leadership roles at CooperVision Surgical and Shiley, a division of Pfizer, Inc. He serves on the Boards of Directors of Coherex Medical, Advanced Cardiac Therapeutics, Volcano Corporation and VytronUS. Mr. Tanaka received a B.S. in Mechanical Engineering from Purdue University and an M.B.A. from Illinois Benedictine College.

Jeffrey O’Donnell, Director

Mr. O’Donnell brings 25 years of experience in general management, sales and marketing with large healthcare companies. Currently Mr. O’Donnell serves as Managing Director and Venture Partner of Biostar Ventures, a venture capital partnership investing primarily in early stage medical device companies.  In 2011, he was named the Greater Philadelphia Emerging Entrepreneur of the Year by Ernst & Young.  From 2009 to 2011, he was Chairman and CEO of Embrella Cardiovascular, Inc. a medical device startup company.  In 2005, he was named LifeScience CEO of the year by the Eastern Technology Council. He has held several senior management positions at Boston Scientific Corporation, Guidant Corporation and Johnson & Johnson’s Orthopedic Division. Mr. O’Donnell holds a BS in Business Administration from LaSalle University, Philadelphia, PA

William Uglow, Director

Mr. Uglow is a seasoned retail, merchandising, licensing, and resort executive.  His career spans executive positions for J.C. Penney, The Walt Disney Company, MGM Grand, Mandalay Resort Group, and several other high profile assignments.  William brings tremendous expertise in licensing, negotiating, manufacturing in Asia, and marketing. William will work with the technology team to establish the core foundation of the Company.  From 2005 to the present, Mr. Uglow has been a consultant in the consumer products industry.

Jonathan Steinhouse, Director

Mr.Steinhouse is a seasoned senior sales executive with over 20 years of experience in healthcare industry. He served as Director of Healthcare for Oracle Corporation in Philadelphia, PA, where he was responsible for overall sales (acquiring new, maintaining revenue and growing existing accounts) for direct and the healthcare channel to hospitals. Currently, Mr. Steinhouse is Vice President of Sales for Sandlot Solutions in Philadelphia, PA, where he was responsible for sales.

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Confidential Offering Memorandum

Medical and Scientific Board

The Company has assembled its Advisory Board with leading experts in the field of cardiology and electrophysiology, covering the full scope of cardiac electrophysiology.  These individuals are not only thought leaders in their field of cardiac medicine and related medical technology, but also provide connections to other medical thought leaders and research institutions.

Kalyanam Shivkumar, MD, PhD

Dr. Shivkumar’s biography is set forth above under the heading “Management and Board of Directors”.

Andrea Natale, MD, FACC, FHRS, FESC

Dr. Natale is the Executive Medical Director of Texas Cardiac Arrhythmia Institute and a leading authority in the field of electrophysiology and arrhythmia. His previous appointment was the head of Electrophysiology at Cleveland Clinic.  He has been an invited lecturer at more than 200 symposia and conferences around the world.  Dr. Natale is the author of hundreds of papers in pacing and electrophysiology.  He is BioSig’s primary medical advisor on applications of the BioSig platform in the area of AF arrhythmia detection and ablation.

Mauricio Arruda, MD

Dr. Arruda is the Director of Electrophysiology and of the Atrial Fibrillation Center at Case Western Reserve University.  He is a leading authority in the field of electrophysiology.  Dr. Arruda is advising BioSig in the area of arrhythmia and ablation.

David Haines, MD, FACC

David E. Haines, MD, FACC, is the Director of the Heart Rhythm Center, Electrophysiology Services, at William Beaumont Hospital. Dr. Haines graduated from the University of Rochester School of Medicine and Dentistry and completed his post-graduate training at the Medical Center Hospital of Vermont. Fellowships were completed at the University of Virginia Hospital. From 1986 to 2003, Dr. Haines served in various Professor of Medicine positions at the University of Virginia Hospital. He was also the Co-Director of the Cardiac Electrophysiology Laboratory at that hospital for over 13 years before joining the staff at Beaumont Hospital in Michigan.

Vivek Reddy, MD

Dr. Reddy is the Director of Cardiac Arrhythmia Service and a Helmsley Trust Professor of Medicine at Mount Sinai Medical Center in New York.  He had served as Director of Cardiac Electrophysiology and Associate Professor of Medicine at the University of Miami, Miller School of Medicine. There he helped build a world-class cardiovascular team specializing in heart rhythm disorders. Prior to that, Dr. Reddy worked at Massachusetts General Hospital in Boston for seven years, serving as Director of the Experimental Electrophysiology Laboratory. Since 2001, he also served as Instructor of Medicine at Harvard Medical School. Dr. Reddy has received numerous honors including the Center for Minimally Invasive Therapy Fellowship and the Howard Hughes Medical Institute Scholarship.

Bob Lux, PhD

Dr. Lux is a professor of Medicine at the University of Utah.  He is a world renowned expert on electrocardiograph mapping, cardiac repolarization and on analysis of cardiac potentials.  Dr. Lux is advising the BioSig team on various aspects of electrocardiography.

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Confidential Offering Memorandum

Legal Proceedings

To the Company’s knowledge, during the past ten (10) years, none of the Company’s directors, executive officers, promoters, control persons, or nominees has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Employment Agreements

 The Company has entered into one Employment Agreement dated March 19, 2012 with a 2 year term at $78,000 per year.

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Confidential Offering Memorandum

SECTION 6
Principal Shareholders

The following table sets forth information regarding the beneficial ownership of our common stock as of the date hereof by:

•
each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock or 5% of our outstanding Shares of Series A Preferred Stock or Shares of Series B Preferred Stock;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Based on information available to us, all persons named in the table have sole voting and investment power with respect to all shares of common stock or Series A or B Preferred Stock, as applicable, beneficially owned by them, unless otherwise indicated. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The following table is based upon 8,166,238 shares of common stock outstanding as of the date hereof. Unless otherwise indicated, the address of each individual named below is the address of our executive offices in Los Angeles, CA.

Name of Stockholder	Amount of Shares of Common Stock Owned	Percentage of Outstanding Common Stock Owned	Amount of Shares of Series A Preferred Stock Owned	Percentage of Outstanding Series A Preferred Stock Owned	Amount of Shares of Series B Preferred Stock Owned	Percentage of Outstanding Series B Preferred Stock Owned
Kenneth L. Londoner (1)	3,606,250	44.2%	0	0.0%	10	5.6%
Budimir Drakulic, PhD (2)	1,803,125	22.1%	0	0.0%	0	0.0%
Lora Mikolaitis (3)	1,846,875	22.7%	0	0.0%	0	0.0%
Jonathan Steinhouse	159,375	2.0%	0	0.0%	0	0.0%
Asher Holzer	0	0.0%	0	0.0%	0	0.0%
Kalyanam Shivkumar	0	0.0%	0	0.0%	0	0.0%
Roy Tanaka	0	0.0%	0	0.0%	0	0.0%
Jeffrey O’Donnell	87,500	1.1%	0	0.0%	0	0.0%
William Uglow	43,750	0.5%	0	0.0%	0	0.0%
Nabil M. Yazgi	0	0%	35	19.0%	4	2.3%
Rex A. Jones	0	0%	20	10.8%	0	0.0%
John L. and Michelle Sommer	0	0%	20	10.8%	0	0.0%
Gonzalo A. Salgueiro	0	0%	15	8.1%	0	0.0%
Marvin S. Rosen	0	0%	14.4	7.8%	6	3.4%
Edwin A. Schermerhorn	0	0%	10	5.4%	0	0.0%
Martin F. Sauer	0	0%	10	5.4%	0	0.0%
All executive officers and directors as a group (7 persons)	7,546,875	93.2%	124.4	67.3%	20	11.3%

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Confidential Offering Memorandum

(1) 3,606,250 shares are owned by Endicott Management, LLC, a Delaware limited liability company (“Endicott”). Mr. Londoner is deemed the beneficial owner of these shares by virtue of his 100% ownership and control of Endicott.
(2) 3,606,250 shares of common stock are held by Miko Consulting Group, Inc., a Nevada corporation (“Miko Consulting”), 1,803,125 shares are beneficially owned by Dr. Drakulic by virtue of his 50% ownership interest in Miko Consulting.
(3) 43,750 shares are held by Ms. Mikolaitis directly and 1,803,125 are beneficially owned through a 50% interest in Miko Consulting

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Confidential Offering Memorandum

SECTION 7
Miscellaneous

DESCRIPTION OF SECURITIES

The Company is authorized to issue 51,000,000 shares of its capital stock consisting of (a) 50,000,000 shares of common stock, par value $0.001 per share, of which 8,166,238 are outstanding as of the date of this Memorandum, and (b) 1,000,000 shares of preferred stock, par value $0.001 per share, of which 200 shares have been designated Series A Preferred Stock and 600 shares have been designated as Series B Preferred Stock. There are 184.4 shares of Series A and 177.5 shares of Series B outstanding as of the date of this Memorandum.  The presently outstanding shares of common stock and shares of Series A and B Preferred Stock are fully paid and non-assessable.

Common Stock

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of stockholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the stockholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law

Subject to the rights of the holders of any preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available. We have not paid any dividends since our inception, and, subject to our obligations to pay dividends to the holders of our preferred stock as described below, we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Subject to the rights of the holders of our preferred stock, upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities. There are no provisions in our certificate of incorporation or our by-laws that would prevent or delay change in our control.

Long Term Incentive Plan

The Company’s 2011 Long Term Incentive Plan, effective as of October 19, 2011 (the “LTIP”) provides for the grant of Incentive Stock Options, Nonqualified Stock Options, and Restricted Stock to certain key Employees, key Contractors, and Outside Directors of the Company, subject to certain vesting restrictions and award periods.  As of the date hereof, no grants have been made under the LTIP.  The LTIP is administered and interpreted by the Board or a Committee of the Board of the Company. Authority to perform certain functions under the LTIP may be delegated to certain authorized officers of the Company.  The LTIP will expire unless sooner terminated in October 2021.

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Confidential Offering Memorandum

The maximum number of shares of Company common stock subject to the LTIP is 1,500,000, of which 100% may be delivered as Incentive Stock Options.

As of September 21, 2012, the Company’s board of directors elected to terminate the 2011 Long Term Incentive Plan; the termination of such plan does not affect outstanding awards previously issued thereunder. The board of directors also has adopted a new plan, the 2012 Equity Incentive Plan (the “2012 Plan”) which provides for the grant of stock options, stock appreciation rights, restricted stock and restricted stock units to employees, directors and consultants, to be granted from time to time as determined by the Board or its designees. an aggregate of 2,030,000 shares of the Company’s common stock are reserved for issuance under the 2012 Plan, plus (i) any shares that, as of the date of stockholder approval of the 2012 Plan, have been reserved but not issued pursuant to any awards granted under the 2011 Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to stock options or similar awards granted under the 2011 Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2011 Plan that are forfeited to or repurchased by the Company, with the maximum number of shares to be added to the 2012 Plan pursuant to clauses (i) and (ii) equal to 1,470,000 shares. As of the date hereof, the number of options granted under the 2012 Plan are 1,298,927.

Series A Preferred Stock

The holders of the Series A Preferred Stock are entitled to a five percent (5%) dividend on the $5,000 per share stated value. From and after May 31, 2011, cumulative, preferential dividends on outstanding shares of Series A Preferred Stock have accrued and have been payable quarterly, in arrears, beginning on August 31, 2011. Dividends are payable at the option of the Company in cash or in Shares of Series A Preferred Stock. The Shares of the Series A Preferred Stock shall be redeemed by the Company on December 31, 2014. In the event of the liquidation or winding up of the affairs of the Company, the holders of the Series A Preferred Stock shall be entitled to a liquidation preference of the Stated Value plus any accrued but unpaid dividends.

Upon the Company being required to file reports with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the shares of Series A Preferred Stock shall convert into shares of common stock at a conversion price equal to $1.85 per share.

The holders of the Series A Preferred Stock shall not have any voting rights, except as required by law. Any amendment to the Certificate of Designation for the Series A Preferred Stock requires the approval of the holders of a majority of the shares of Series A Preferred Stock then outstanding.

Series B Preferred Stock

The holders of the Series B Preferred Stock are entitled to a five percent (5%) dividend on the $5,000 per share stated value. From and after December 31, 2011, cumulative, preferential dividends on outstanding Shares of Series B Preferred Stock have accrued and have been payable quarterly, in arrears, beginning on March 31, 2012. Dividends are payable at the option of the Company in cash or in Shares of Series B Preferred Stock. The Shares of the Series B Preferred shall be redeemed by the Company on December 31, 2014. In the event of the liquidation or winding up of the affairs of the Company, the holders of the Series B Preferred Stock, subject to the rights of the holders of the Series A Preferred Stock, shall be entitled to a liquidation preference of the Stated Value plus any accrued but unpaid dividends.

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Confidential Offering Memorandum

Upon the Company being required to file reports with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the shares of Series B Preferred shall convert into shares of common stock at a conversion price equal to $2.16 per share.

The holders of the Series B Preferred Stock shall not have any voting rights, except as required by law. Any amendment to the Certificate of Designation for the Series B Preferred Stock requires the approval of the holders of a majority of the shares of Series B Preferred Stock then outstanding.

Series C Preferred Stock

The holders of the Series C Preferred Stock are entitled to a nine percent (9%) dividend on the $1,000 per share Stated Value. Unless the Series C Preferred Stock is converted into equity of the Company as provided for in the Certificate of Designation, from and after the initial Closing  Date of the Shares, the dividends shall accrue and be payable in cash or, subject to the satisfaction of certain conditions, in PIK Shares. Such cumulative dividends are payable initially quarterly on September 30, 2013 and thereafter quarterly on each December 31, March 31, June 30 and September 30, and on each Conversion Date; provided, however, that if an investor converts its Shares into shares of the Company’s common stock any time prior to January __ 2016 the investor shall be deemed to have earned a make whole amount as if such Shares had been outstanding until such date.

Upon the Company’s failure to comply with certain covenants such as those related to obtaining financing and obtaining and maintaining a listing on a securities exchange as described in the Certificate of Designation (each a “Triggering Event”), the holders of the Shares shall be entitled, among other rights, to redeem their Shares based on a formula as described in the Certificate of Designation

In the event of the liquidation or winding up of the affairs of the Company, the holders of the Series C Preferred Stockshall be entitled to a liquidation preference of the Stated Value plus any accrued but unpaid dividends or any other fees due the holder. The Shares of the Series C Preferred Stock shall rank senior to the rights of the common stock and all other securities exercisable or convertible into shares of common stock.

Any holder of Series C Preferred Stock is entitled at any time and/or from time to time to convert any whole or partial number of shares of Series C Preferred Stock into shares of the Company’s common stock at a price based on a pre-money valuation of $20,000,000, or $2.30 per share. The Series C Preferred Stock is subject to full ratchet anti-dilution price protection upon the issuance of equity or equity-linked securities at an effective common stock purchase price of less than $2.30 per share as well as other customary anti-dilution protection.  In the event that the Company fails complete a financing pursuant to which the Company raises at least $3 million at a valuation of at least $30 million within 12 months following the closing, the conversion price of the Preferred Stock may be reset to $1.50 per share at the discretion of the holders.

Without the requisite consent of the holders of the Shares, the Company shall not authorize or create any class of stock ranking senior to, or otherwise pari passu with, the Shares as to dividends, redemption or distribution of assets upon a liquidation.

In the event the Company issues any equity or equity-linked securities, any holder of the Series C Preferred Stock may request the Company amend the terms of such holder’s Series C Preferred Stock to be equivalent to the terms of such issued equity or equity-linked securities, subject to certain exempted issuances described in more detail in the Securities Purchase Agreement.

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Confidential Offering Memorandum

Warrant

The term of the Warrants is five years from the initial issuance date. The Warrants are exercisable to purchase 100% of the shares of Company’s common stock underlying the Shares. The Warrants shall have an exercise price of $2.86 per share and shall expire five years from the issuance date. The Warrants shall contain full ratchet anti-dilution price protection upon the issuance of equity or equity-linked securities at an effective common stock purchase price of less than $2.86 per share as well as other customary anti-dilution protection. The Warrants shall be exercisable for cash; or if at any time after six (6) months from the issuance date, there is no effective registration statement registering the resale of the shares of the Company’s common stock underlying the Warrants (the “Warrant Shares”) or no current prospectus available for the resale of the Warrant Shares by the holder, the Warrants may be exercised by means of a “cashless exercise”.

Agent Warrant

The Agent Warrant shall be in the same form of Warrant as is sold to investors in the Offering and described above.

PLAN OF DISTRIBUTION

We intend to sell the Securities through Laidlaw & Company through January 31, 2013 at a price of $1,000 per Share. The minimum number of Shares that may be purchased by any investor is 250 Shares and accompanying Warrants ($250,000), which minimum may be waived by the Company and the Placement Agent. Pending the Initial Closing and subsequent Closings of this Offering, all proceeds of this Offering will be deposited in a non-interest bearing escrow account located at the Signature Bank, 261 Madison Ave, New York, NY 10016.  In the event that this Offering is terminated for any reason or an investor’s subscription is rejected for any reason, all such funds will be promptly refunded to such subscribers without interest or deduction.  We may extend this Offering without notice for up to a date not later than February 14, 2013, in our and the Placement Agent’s sole discretion provided that the lead investor has consented thereto.

Our Placement Agent will use its reasonable best efforts to solicit offers from selected investors to purchase the Securities in this Offering. The Placement Agent is not obligated to, and has advised us that they will not, purchase any Securities for their own account.  The Company and/or the Placement Agent reserves the right to purchase and/or permit their respective employees, agents, officers, directors and affiliates to purchase Shares and Warrants in this Offering, in accordance with federal and state securities laws, and all such purchases will be counted toward satisfaction of the requirement that the Minimum Offering Amount and the Maximum Offering Amount of Securities be sold in the Offering.

If our Placement Agent  raises at least $1,250,000 in funds through its efforts, the Placement Agent will at each Closing be (a) paid a cash commission of up to six percent (6%) of the gross dollar amount of the Securities sold in such Closing, and (b) issued a warrant (the “Agent Warrant”) to purchase that number of shares of the Company’s common stock equal to six percent (6%) of the number of shares of the Company’s common stock underlying the Shares sold in such Closing, which Agent Warrant shall be in the form of the Warrants sold to investors in this Offering. If our Placement Agent does not raise at least $1,250,000 in funds through its efforts, the Placement Agent will at each Closing be (a) paid a cash commission of up to ten percent (10%) of the gross dollar amount of the Securities sold in such Closing through the efforts of our Placement Agent, (b) issued an Agent Warrant to purchase that number of shares of the Company’s common stock equal to ten percent (10%) of the number of shares of the Company’s common stock underlying the investor Warrants sold in such Closing through the efforts of the Placement Agent, which Agent Warrant shall be in the form of the Warrants sold to investors in this Offering, and (c) entitled to receive a two percent (2%) non accountable expense fee.

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Confidential Offering Memorandum

Beneficial Ownership Limitation applicable to the Holders of the Series C Preferred Stock and Warrants

Each of the Certificate of Designation relative to the Series C Preferred Stock and form of Warrant contains a “Beneficial Ownership Limitation” that shall be 4.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon the conversion of the Shares or the exercise of the Warrant.  The holder, upon not less than 61 days’ prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the conversion of the Shares and the exercise of this Warrant held by the holder.

INDEMNIFICATION

The Company has agreed to indemnify the Placement Agent against certain liabilities that may be incurred in connection with this Offering, including certain civil liabilities under the Securities Act, and, where such indemnification is not available, to contribute to the payments the Placement Agent may be required to make in respect of such liabilities.

CERTAIN AGREEMENTS

The Company has engaged an affiliate of the Placement Agent to advise with certain corporate matters.

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Confidential Offering Memorandum

SECTION 8
Restrictions of Transferability

The Shares, the PIK Shares, the Warrants, the shares of the Company’s common stock issuable upon the conversion of the Shares (the “Conversion Shares”) and the shares of the Company’s common issuable upon the exercise of the Warrants (the “Warrant Shares”) are subject to restrictions on transfer and have not been registered under the Securities Act.  Such shares must be held indefinitely unless:

•
There is in effect a Registration Statement under the Securities Act covering the proposed disposition or transfer and such disposition or transfer is made in accordance with such Registration Statement;

•
You notify us of the proposed disposition or transfer and obtain a legal opinion from our counsel or from outside counsel, at our cost and reasonably satisfactory to us, that such disposition or transfer will not require registration under the Securities Act; or

•
The securities are sold pursuant to an exemption from the registration requirements of the Securities Act afforded by Rule 144 of the Securities Act or similar rule then in effect, and our counsel, or an outside counsel reasonably satisfactory to us, provides a legal opinion, at our cost, that such disposition is exempt from registration under the Securities Act.

The Shares, the PIK Shares, the Warrants and, if applicable, the Conversion Shares and the Warrant Shares, will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

The Company has agreed to use its best efforts to file a registration statement on Form S-1 covering the shares of the Company’s common stock underlying the Shares and Warrants sold in this Offering, the PIK Shares and the shares of the Company’s common stock underlying the Agent’s Warrant (collectively, the “Registrable Shares”), as soon as practicable but no later than 120 calendar days from the initial closing. The Company has also agreed to use its best efforts to cause the registration statement covering such shares of the Company’s common stock sold in this Offering to be declared effective within 210 calendar days from the closing. If, for example, the Company fails to file the registration statement within the prescribed 120 day period or fails to have such registration statement declared effective within the prescribed 210 day period , then the Company shall pay to the investors in cash a fee equal to 0.25% of the dollar amount invested by each investor, for each month (i) in excess of 120 days following the closing date and (ii) in excess of 210 days following the closing date, as the case may be; provided, however, that the total amount of such fees payable to any investor shall not exceed 3% of the amount invested by such investor.

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Confidential Offering Memorandum

SECTION 9
Investor Suitability Standards

Purchase of the Securities involves significant risks and is a suitable investment only for certain potential investors. See “Risk Factors”

Prospective investors should consider carefully each of the risks associated with this Offering, particularly those described in “Risk Factors.”  In view of these risks, including the lack of an available trading market for the Shares, and the consequent long-term nature of any investment in the Company, this Offering is available only to investors who have substantial net worth and no need for liquidity in their investments.  The Company, in reliance upon the criteria set forth in Rule 501(a) promulgated under the Securities Act, has established investor suitability standards for investors in the Securities.  Securities will be sold only to an investor who:

(a)	represents that such investor is acquiring the Securities for such investor’s own account, for investment only not with a view to the resale or distribution thereof;

(b)
acknowledges that the right to transfer the Securities will be restricted by the Securities Act, applicable state securities laws and certain contractual restrictions, and that the investor’s ability to do so will be restricted by the absence of a market for the Shares; and

(c)           represents that such investor qualifies as one or more of the following:

1.	Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000 (excluding his/her primary residence);

2.
Any natural person who had an individual income in excess of $200,000 in each of the two most recent years, or  joint income with that person’s spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year;

3.
Any bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Exchange Act; any insurance company as defined in Section 2(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”) or a business development company as defined in Section 2(a)(48) of the Investment Company Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000 any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

4.	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

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5.
Any organization (described in Section 501(c)(3) of the Internal Revenue Code), corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the shares offered, with total assets in excess of $5,000,000;

6.	Any director, or executive officer of the Company;

7.
Any trust, with total assets in excess of $5.0 million not formed for the specific purpose of acquiring the shares offered, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the Company reasonably believes immediately prior to making any sale that such purchaser comes within this description; or

8.	Any entity in which all of the equity owners are accredited investors.

Prospective investors will be required to represent in writing that they meet the suitability standards set forth above, which represent minimum suitability requirements for prospective investors. Satisfaction of such standards by a prospective investor does not mean that the Securities are a suitable investment for such investor. In addition, certain states may impose additional or different suitability standards which may be more restrictive.

As used in this Memorandum, the term “net worth” means the excess of total assets over total liabilities. In determining income, an investor should add to his or her adjusted gross income any amounts attributable to tax-exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depreciation, contributions to an IRA or Keogh retirement plan, alimony payments and any amount by which from long-term capital gains has been reduced in arriving at adjusted gross income.

We may make or cause to be made such further inquiry and obtain such additional information as we deem appropriate with regard to the suitability of prospective investors. We may reject subscriptions in whole or in part if, in our discretion, we deem such action to be in our best interests. If this Offering is oversubscribed, we will determine at our option, whether over-subscriptions will be accepted and if so, which subscriptions will be accepted.

If any information furnished or representations made by a prospective investor or others acting on its behalf mislead us as to the suitability or other circumstances of such investor, or if, because of any error or misunderstanding as to such circumstances, a copy of this Memorandum is delivered to any such prospective investor, the delivery of this Memorandum to such prospective investor shall not be deemed to be an offer and this Memorandum must be returned to us immediately.

THE SUITABILITY STANDARDS DISCUSSED ABOVE REPRESENT MINIMUM SUITABILITY STANDARDS FOR PROSPECTIVE INVESTORS.  EACH PROSPECTIVE INVESTOR SHOULD DETERMINE WHETHER THIS INVESTMENT IS APPROPRIATE FOR SUCH INVESTOR.

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SECTION 10
Subscription Procedures

Subscription Instructions

Subscription Instructions

All prospective investors must complete and execute the documents contained in the Subscription Agreement accompanying this Memorandum in accordance with the instructions set forth below. Any questions you may have concerning these documents should be directed to F. Ryan Smith, (212) 697-5200.

1.	Fill in the requested information and Sign the Purchaser Signature Pages of the Subscription Agreement, the Securities Purchase Agreement, and the Registration Rights Agreement.

2.	Initial the Accredited Investor Questionnaire.

3.	Individual Investors – Fill in and Sign the Certificate for Individual Investors.

4.	Entity Investors - Fill in and Sign the Certificate for Entity Investors

5.	Scan and e-mail all forms to F. Ryan Smith at fsmith@laidlawltd.com and then send all signed original documents by overnight mail with a check (if applicable) to:

Laidlaw & Company (UK) Ltd.
90 Park Avenue
New York, NY 10016
Attn.: F. Ryan Smith

6.	Please make your subscription payment payable to the order of “Signature Bank as Escrow Agent for BioSig Technologies, Inc.” To wire funds directly please use the following instructions:

Bank Name:                         Signature Bank
261 Madison Avenue
New York, NY 10016

Account Name:                    Signature Bank as Escrow Agent for BioSig Technologies, Inc.
ABA#:                                   026013576
Account #:                            1501939206
Swift Code:                           SIGNUS33

By filling in and signing the documents contained in the Subscription Agreement, each prospective investor (“Purchaser”) will represent, among other things, that (a) it is acquiring the Securities being purchased by he, she or it for his, her or its own account, for investment purposes and not with a view towards resale or distribution, and (b) immediately prior to its purchase, such Purchaser satisfies the eligibility requirements set forth in this Memorandum.  See “Investor Suitability” above.  Notwithstanding the foregoing representations, the Company has the right to revoke the offer made herein and to refuse to sell the Shares to a particular Purchaser for any reason including, without limitation, if the Purchaser does not promptly supply all information requested by the Company or the Company disapproves the sale for any reason.

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Subscriptions are not binding on the Company until accepted by the Company.  The Company will refuse any subscription by giving written notice to the Purchaser by personal delivery or first-class mail.

Additional Information

We will make available to each prospective investor the opportunity to ask questions of, and receive answers from, us or a person acting on our behalf concerning the terms and conditions of this Offering, our Company or any other relevant matters. We will respond with any additional information necessary and not of a proprietary nature to verify the accuracy of the information set forth in this Memorandum, to the extent that we possess such information or can acquire it without unreasonable effort or expense. To this end, all inquiries should be directed to F. Ryan Smith, telephone (212) 697-5200.

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APPENDIX A

Science and Technology behind Cardiac Electrophysiology

The heart pumps blood to the lungs and to all the body’s tissues by a sequence of highly organized contractions of the four chambers. For the heart to function properly, the four chambers must beat in an organized way.  To accomplish this task, the heart has two separate but interrelated systems, a mechanical system that actually pumps the blood, and an electrical system that controls the mechanical system.

The Electrical System of the Heart

In order for the heart to pump blood, it needs an electrical impulse that starts in the sinoatrial (“SA”) node. The SA node is the normal pacemaker of the heart and controls the heart rate. The impulse travels through the upper chambers, the atria, causing them to contract and squeeze blood into the lower chambers, the ventricles. The electrical signal is delayed at the atrioventricular (“AV”) node and then spreads through the lower chambers. The ventricles contract sending blood throughout the body. The entire process repeats continuously, beginning with an impulse in the SA node.

Figure 6:  Diagrams showing the electrical system of the heart

Heart Rhythm Disturbances – Arrhythmias

Normally, electrical impulses propagate throughout the heart in a regular pattern.  Poorly timed or uncoordinated impulses can cause a heart rhythm disturbance - arrhythmia.  Some of the most common arrhythmias include:

•	Atrial Fibrillation or AF - the atria beat irregularly and too fast

•	Ventricular fibrillation - the ventricles beat irregularly and too fast

•	Atrial flutter – abnormal heart rhythm usually associated with fast heart rate

•	Heart block - the electrical signal is delayed or blocked after leaving the SA node

When a problem within the heart's conduction system cannot be adequately diagnosed using noninvasive procedures, then an electrophysiology study is sought.

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Atrial Fibrillation

AF is the most common, yet not completely understood arrhythmia. It affects nearly 3 million people in the U.S. and 20 million worldwide. It occurs when rapid, disorganized electrical signals cause the atria (two upper chambers of the heart) to fibrillate (contract very fast and irregularly). As a result, blood is not fully pumped out of the atria into the heart’s ventricles (lower heart chambers).

Figure 7:  Diagrams and ECG’s showing electrical signals of the normal vs. AF heart

AF may occur rarely, intermittently (paroxysmal), or may become a persistent or permanent disease. Patients may feel symptoms or may be asymptomatic. AF can result in chest pain or heart failure, and has been shown to dramatically increase the risk of stroke, heart attack, and even dementia. Possible risk factors include high blood pressure, diabetes, obesity, coronary artery disease, and heart valve disease.

Electrophysiology Studies

An EP study requires the placement of catheters through a femoral or jugular vein into the cardiac chambers.  Different types of catheters, and the site appropriate for their placement, are determined according to the nature of the arrhythmia under investigation.  Typically, each catheter will have multiple electrode poles for both recording and local stimulation.  The intracardiac signals are amplified, filtered, displayed, stored and analyzed either in real-time or offline.  To guide the catheter in the heart, the electrophysiologist uses different imaging modalities: an X-ray based imaging technique called fluoroscopy, intracardiac echocardiography (“ICE”), electroanatomic mapping (“EAM”) or rotational angiography.

Figure 8:  Diagram showing placement of catheters for an EP study

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EP procedures have evolved dramatically in the last thirty years.  Initially, the data from EP studies was used to determine mechanisms of spontaneously occurring arrhythmias, including AV conduction abnormalities, premature complexes, and a variety of tachycardias.  Subsequently, techniques for programmed electrical stimulation were developed to permit the reproducible initiation of both supraventricular and ventricular arrhythmias.  Pacing protocols to characterize sinus node function and AV conduction were also introduced.  One important part of the EP study is to determine activation sequences during arrhythmias - this is done by mapping and performing analyses of the responses to various pacing techniques. The results of an EP study allow the physician to determine optimal therapeutic measures such as, to implant a pacemaker or defibrillator, add or change medications, or to perform ablation procedures.

Ablation Treatment

Catheter based ablation has revolutionized EP procedures and the management of cardiac arrhythmias from a diagnostic tool to a treatment.  During the procedure, a patient's heart’s electrical activity is mapped and the source of the arrhythmia is localized then destroyed.  Ablation is accomplished either by radiofrequency (“RF”) energy or by cryoablation (freezing) – the process destroys heart tissue by creating a scar that is electrically inactive and incapable of generating or contributing to arrhythmias.

Figure 9:  Diagram showing ablation catheters and target treatment areas

Catheter ablation is performed for virtually every type of arrhythmia including Wolff-Parkinson-White syndrome, concealed accessory pathways, atrioventricular nodal reentrant tachycardia, atrial flutter, atrial fibrillation, incisional atrial reentrant tachycardia and ventricular tachycardia.  Most of these arrhythmias have been rendered curable by ablation techniques, but treatment of atrial fibrillation has remained a challenge.

Ablation becoming First-line Therapy for AF

Most cardiac arrhythmias are well understood and ablation simply requires destroying a small area of heart tissue possessing electrical abnormality. In contrast, AF pathophysiology is complex and knowledge of the origin and mechanism is incomplete, therefore, ablation treatments are basically empirical.

AF Ablation Limitations
•	Procedure Complexity
•	Length of Treatment
•	Dexterity required to perform the procedure

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Current limitations of atrial fibrillation ablation include the use of catheters designed for pinpoint lesions to perform large area ablations in a point-by-point fashion, and the dexterity required to perform the procedure. In addition, the length of these procedures (3-7 hours) exposes the physician and staff to extensive radiation, requiring them to wear heavy lead vests. Consequently, ablating AF has been regarded as being extremely difficult. Therefore, access to this procedure is limited to being performed by only the most gifted and well trained cardiologists.

However, according to Andrea Natale, MD, BioSig Medical Advisor and world renowned electrophysiologist, ablation is fast becoming the preferred treatment of symptomatic AF. He believes that for AF ablation to be readily performed by many electrophysiologists, technological innovations are required to shorten the procedure and to make it less complex. To address the limitations of these procedures, companies are now advancing technologies with products such as, multi-image integration with mapping systems, rotational angiography, balloon-based ablation catheters, multielectrode ablation systems, and remote magnetic and robotic navigation systems.

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APPENDIX B

FINANCIAL STATEMENTS

BIOSIG TECHNOLOGIES, INC.
(a development stage company)

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

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BIOSIG TECHNOLOGIES, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	65

Balance Sheets as of December 31, 2011 and December 31, 2010	66

Statements of Operations for Years ended December 31, 2011 and December 31, 2010 and the period from February 24,2009 (date of inception) to December 31, 2011	67

Statement of Stockholders’ Equity (Deficit) for the period February 24, 2009 (date of inception) to December 31, 2011	68

Statements of Cash Flows for the Years ended December 31, 2011 and December 31, 2010 and from the period from February 24, 2009 (date of inception) to December 31, 2011	69

Notes to Financial Statements	70 – 78

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     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
BioSig Technologies, Inc. (a Development Stage Company)

We have audited the accompanying balance sheets of BioSig Technologies, Inc. (a Development Stage Company) as of December 31, 2011 and 2010, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended and for the period from February 24, 2009 (date of inception) to December 31, 2011.  BioSig Technologies, Inc’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioSig Technologies, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended and for the period from February 24, 2009 (date of inception) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company is in the development stage, has incurred losses from operations since its inception and has a net stockholders’ deficiency.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Somerset, New Jersey
July 6, 2012

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Confidential Offering Memorandum

BIOSIG TECHNOLOGIES, INC.
(a development stage company)
BALANCE SHEETS
DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS
Current assets:
Cash	$69,020	$6,034
Prepaid expenses	82,118
Capitalized financing costs	84,167	-
Total current assets	235,305	6,034

Property and equipment, net	24,752	-

Other assets:
Deposits	25,000	-

Total assets	$285,057	$6,034

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$35,725	$194,110
Accrued expenses, related party	-	2,940
Advances, related party	27,040	21,540
Dividends payable	26,892	-
Total current liabilities	89,657	218,590

Long term debt:
Deferred rent payable	5,067	-
Redeemable Series A preferred stock	922,000	-
Redeemable Series B preferred stock	100,000	-
Total long term debt	1,027,067	-
Total liabilities	1,116,724	218,590

Commitments and contingencies	-	-

Stockholders' deficit
Preferred stock, $0.001 par value, authorized 1,000,000 shares
Common stock, $0.001 par value, authorized 10,000,000 shares, 8,136,238 and 4,000,000 issued and outstanding as of December 31, 2011 and 2010, respectively	8,136	4,000
Common shares to be issued	-	3,400
Common stock subscription	-	30,000
Additional paid in capital	588,354	100
Deficit accumulated during development stage	(1,428,157)	(250,056)
Total stockholders' deficit	(831,667)	(212,556)

Total liabilities and stockholders' deficit	$285,057	$6,034

See the accompanying notes to the financial statements.

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BIOSIG TECHNOLOGIES, INC.
(a development stage company)
STATEMENTS OF OPERATIONS

			From
			February 24, 2009
			(date of inception)
	Year Ended December 31,		to December 31,
	2011	2010	2011

Operating expenses:
Research and development	$582,525	$-	$582,525
General and administrative	484,127	145,472	734,183
Depreciation	6,795	-	6,795
Total operating expenses	1,073,447	145,472	1,323,503

Net loss from operations	(1,073,447)	(145,472)	(1,323,503)

Other income (expense):
Interest income (expense)	171	-	171
Financing costs	(77,933)	-	(77,933)

Net loss before income taxes	(1,151,209)	(145,472)	(1,401,265)

Income taxes (benefit)	-	-	-

Net loss	(1,151,209)	(145,472)	(1,401,265)

Preferred stock dividend	(26,892)	-	(26,892)

NET LOSS AVAILABLE TO COMMON STOCKHOLDERS	$(1,178,101)	$(145,472)	$(1,428,157)

Net loss per common share, basic and diluted	$(0.18)	$(0.04)

Weighted average number of common shares outstanding, basic and diluted	6,650,026	4,000,000

See the accompanying notes to the financial statements.

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Confidential Offering Memorandum

BIOSIG TECHNOLOGIES, INC.
(a development stage company)
STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
FROM FEBRUARY 24, 2009 (DATE OF INCEPTION) TO DECEMBER 31, 2011

	Common Stock		Shares Subscribed		Shares to be Issued		Additional Paid In	Deficit Accumulated During Development
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stage	Total

Common stock issued to founders	4,000,000	$4,000	-	$-	-	$-	$-	$-	$4,000
Common stock issuable to founders	-	-	-	-	3,400,000	3,400	-	-	3,400
Donated capital	-	-	-	-	-		100	-	100
Net loss	-	-	-	-	-		-	(104,584)	(104,584)
Balance, December 31, 2009	4,000,000	4,000	-	-	3,400,000	3,400	100	(104,584)	(97,084)
Proceeds from common stock subscription	-	-	37,500	30,000	-	-	-	-	30,000
Net loss	-	-	-	-	-	-	-	(145,472)	(145,472)
Balance, December 31, 2010	4,000,000	4,000	37,500	30,000	3,400,000	3,400	100	(250,056)	(212,556)

Sale of common stock	153,125	153	(37,500)	(30,000)	-	-	122,347	-	92,500
Common stock issued for services rendered	408,113	408	-	-	-	-	326,082	-	326,490
Common stock issued for future services	175,000	175	-	-	-	-	139,825	-	140,000
Common stock issued to founders	3,400,000	3,400	-	-	(3,400,000)	(3,400)	-	-	-
Preferred stock dividend	-	-	-	-	-	-	-	(26,892)	(26,892)
Net loss	-	-	-	-	-	-	-	(1,151,209)	(1,151,209)
Balance, December 31, 2011	8,136,238	$8,136	-	$-	-	$-	$588,354	$(1,428,157)	$(831,667)

See the accompanying notes to the financial statements.

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BIOSIG TECHNOLOGIES, INC.
(a development stage company)
STATEMENTS OF CASH FLOWS

			From
			February 24,
			2009 (date of
	Year Ended December 31,		inception) to
	2011	2010	2011

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss attributable to common stockholders	$(1,151,209)	$(145,472)	$(1,401,265)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	6,795	-	6,795
Amortization of financing costs	77,933	-	77,933
Stock based compensation	384,372	-	391,772
Donated capital	-	-	100
(Decrease) increase in accounts payable and accrued expenses	(158,385)	112,896	35,725
(Decrease) increase in accrued expenses, related party	(2,940)	2,940	-
Increase in deferred rent payable	5,067	-	5,067
Net cash used in operating activities	(838,367)	(29,636)	(883,873)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(31,547)	-	(31,547)
Payment of long term deposit	(25,000)	-	(25,000)
Net cash used in investing activity	(56,547)	-	(56,547)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party advances	5,500	5,540	27,040
Net proceeds from the sale of Series A preferred stock	788,400	-	788,400
Net proceeds from the sale of Series B preferred stock	71,500	-	71,500
Proceeds from sale of common stock	92,500	30,000	122,500
Net cash provided by financing activities	957,900	35,540	1,009,440

Net increase in cash and cash equivalents	62,986	5,904	69,020

Cash and cash equivalents, beginning of the period	6,034	130	-
Cash and cash equivalents, end of the period	$69,020	$6,034	$69,020

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$-	$-	$-
Cash paid during the period for taxes	$-	$-	$-

See the accompanying notes to the financial statements.

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BIOSIG TECHNOLOGIES INC.
(A development stage company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Business and Basis of Presentation

BioSig Technologies Inc. (the “Company”) was initially incorporated on February 24, 2009 under the laws of the State of Nevada and subsequently re-incorporated in the state of Delaware in 2011. The Company is in the development stage as defined under Accounting Standards Codification subtopic 915-10 Development Stage Entities and its efforts are principally devoted to improving the quality of cardiac recordings obtained during ablation. The Company has not generated any revenue to date and consequently its operations are subject to all risks inherent in the establishment of a new business enterprise.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

The Company accounts for Multiple-Element Arrangements under ASC 605-10 which incorporates Accounting Standards Codification subtopic 605-25, Multiple-Element Arrangements (“ASC 605-25”). ASC 605-25 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets.

Concentrations of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and related party receivables. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company periodically reviews its trade receivables in determining its allowance for doubtful accounts. The Company does not have accounts receivable and allowance for doubtful accounts at December 31, 2011 and 2010.

Prepaid Expenses

From time to time, the Company issues shares of its common stock for services to be preformed.  The fair value of the common stock is determined at the date of the contract for services and is amortized ratably over the term of the contract.  As of December 31, 2011 and 2010, prepaid expenses were $82,118 and $Nil, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

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BIOSIG TECHNOLOGIES INC.
(A development stage company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For financial statement purposes, property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives of 3 to 5 years.

Long-Lived Assets

The Company follows Accounting Standards Codification 360-10-15-3, “Impairment or Disposal of Long-lived Assets,” which established a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used.  Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Net Income (loss) Per Common Share

The Company computes earnings (loss) per share under Accounting Standards Codification subtopic 260-10, Earnings Per Share (“ASC 260-10”). Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year.  As of December 31, 2011, the Company did not have common stock equivalents.

Income Taxes

The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes (“ASC 740-10”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse and are considered immaterial.

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BIOSIG TECHNOLOGIES INC.
(A development stage company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development

The Company accounts for research and development costs in accordance with the Accounting Standards Codification subtopic 730-10, Research and Development (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company incurred research and development expenses of $582,525 and $Nil for the years ended December 31, 2011 and 2010, respectively and $582,525 from the period from February 24, 2009 (date of inception) to December 31, 2011.

Reliance on Key Personnel and Consultants

The Company has 2 full-time employees and no part-time employees.  Additionally, there are approximately 6 consultants performing various specialized services.  The Company is heavily dependent on the continued active participation of these current employees and key consultants. The loss of any of the senior management or key consultants could significantly and negatively impact the business until adequate replacements can be identified and put in place.

Fair Value of Financial Instruments

Accounting Standards Codification subtopic 825-10, Financial Instruments (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities, and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.  All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Stock Based Compensation

The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in ASC 505-50.

From February 24, 2009 (date of inception) to December 31, 2011, the Company has not granted employee stock options.

Recent Accounting Pronouncements

There are various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company's consolidated financial position, results of operations or cash flows.

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Confidential Offering Memorandum

BIOSIG TECHNOLOGIES INC.
(A development stage company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 2 - GOING CONCERN MATTERS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements during years ended December 31, 2011 and 2010, the Company incurred net losses attributable to common stockholders of $1,178,101 and $145,472, respectively and used $838,367 in cash for operating activities for the year ended December 31, 2011. These factors among others raise substantial doubt that the Company will be able to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations. Management is devoting substantially all of its efforts to raising additional capital for developing its products and services and there can be no assurance that the Company's efforts will be successful. There is no assurance that can be given that management's actions will result in profitable operations or the resolution of its liquidity problems. The accompanying statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company’s President and shareholders have advanced funds to the Company for working capital purposes since the Company’s inception in February 2009.  No formal repayment terms or arrangements exist. The net amount outstanding at December 31, 2011 and 2010 was $27,040 and $21,540, respectively.  In addition, accrued expenses due related parties as of December 31, 2011 and 2010 was $nil and $2,940, respectively.

During the year ended December 31, 2011, the Company issued an aggregate of 3,400,000 shares of its common stock at par value in connection with services provided by founders.

The Company has informal compensation and consulting agreements with employees and outside contractors, certain of whom are also Company stockholders. The Agreements are generally month to month.

On December 10, 2010, the Company entered into a two year consulting agreement with one of the Company's directors for certain services with compensation totaling 43,750 shares of the Company's common stock.

NOTE 4 - REDEEMABLE PREFERRED STOCK

Series A Preferred Stock

In May 2011, the Board of Directors authorized the issuance of up to 200 shares of Series A Preferred Stock (the “Series A preferred stock”).

The Series A preferred stock is entitled to preference over holders of junior stock upon liquidation in the amount of $5,000 plus any accrued and unpaid dividends; entitled to dividends as a preference to holders of junior stock at a rate of 5% per annum of the Stated Value of $5,000 per share, payable quarterly beginning on August 31, 2011 and are cumulative.  The holders of Series A preferred stock have no voting rights, however without the affirmative vote of all the holders of then outstanding shares of the Series A preferred stock, the Company cannot, (a) alter or change adversely the powers, preferences or rights given to the Series A preferred stock or alter or amend the Certificate of Designation.

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Confidential Offering Memorandum

BIOSIG TECHNOLOGIES INC.
(A development stage company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 4 - REDEEMABLE PREFERRED STOCK (continued)

The Series A preferred stock is mandatorily redeemable on December 31, 2014 (as modified) at a price equal to the Stated Value ($5,000) plus an amount equal to all accumulated and unpaid dividends.  If the Company fails to redeem at redemption, the unpaid redemption price will accrue at 14% per annum until paid.

The Series A preferred stock is automatically convertible at the earlier of (i) (A) a completion of a transaction whereby the Company merges or consolidates with another company that has its common stock approved for quotation on any domestic national stock exchange and (B) the new entity thereafter issues and sells shares for no less than $5.0 million aggregate gross proceeds. or (ii) a qualified IPO.  The Series A preferred stock shall convert into the new securities issued at 90% of the purchase price.

During the year ended December 31, 2011, the Company sold an aggregate of 84.4 shares of Series A preferred stock at net proceeds of $788,400. As of December 31, 2011 and 2010, 84.4 and Nil shares of Series A preferred stock were issued and outstanding, respectively.  As of December 31, 2011, the Company has accrued $26,892 dividends payable on the Series A preferred stock.

Series B Preferred Stock

On November 28, 2011, the Board of Directors authorized the issuance of up to 600 shares of Series B Preferred Stock (the “Series B preferred stock”).

The Series B preferred stock is entitled to preference over holders of junior stock upon liquidation in the amount of $5,000 plus any accrued and unpaid dividends; entitled to dividends as a preference to holders of junior stock at a rate of 5% per annum of the Stated Value of $5,000 per share, payable quarterly beginning on December 31, 2011 and are cumulative.  The holders of Series B preferred stock have no voting rights, however without the affirmative vote of all the holders of then outstanding shares of the Series B preferred stock, the Company cannot (a) alter or change adversely the powers, preferences or rights given to the Series A preferred stock or alter or amend the Certificate of Designation.

The Series B preferred stock is mandatorily redeemable on December 31, 2014 at a price equal to the Stated Value ($5,000) plus an amount equal to all accumulated and unpaid dividends.  If the Company fails to redeem at redemption, the unpaid redemption price will accrue at 14% per annum until paid.

The Series B preferred stock is automatically convertible at the earlier of (i) (A) a completion of a transaction whereby the Company merges or consolidates with another company that has its common stock approved for quotation on any domestic national stock exchange and (B) the new entity thereafter issues and sells shares for no less than $5.0 million aggregate gross proceeds. or (ii) a qualified IPO.  The Series A preferred stock shall convert into the new securities issued at 90% of the purchase price.

During the year ended December 31, 2011, the Company sold an aggregate of 20.0 shares of Series B preferred stock at net proceeds of $71,500. As of December 31, 2011 and 2010, 20.0 and Nil shares of Series B preferred stock were issued and outstanding, respectively.

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Confidential Offering Memorandum

BIOSIG TECHNOLOGIES INC.
(A development stage company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 5 - STOCKHOLDER EQUITY

Preferred stock

The Company is authorized to issue 1,000,000 shares of $0.001 par value preferred stock. As of December 31, 2011 the Company has designated and issued 200 and 84.4 shares of Series A preferred stock, respectively, and designated and issued 600 and 20 shares of Series B preferred stock, respectively.

Common stock

The Company is authorized to issue 10,000,000 shares of $0.001 par value common stock. As of December 31, 2011 the Company has 8,136,238 shares of common stock issued and outstanding.

During the period from February 24, 2009 to December 31, 2009, the Company issued or designated an aggregate of 7,400,000 shares of common stock as payment for services by founders, 4,000,000 and 3,400,000 shares issued during the years ended December 31, 2009 and 2011, respectively.

During the year ended December 31, 2011, the Company issued an aggregate of 408,113 shares of common stock for services rendered totaling $326,490.

During the year ended December 31, 2011, the Company issued an aggregate of 175,000 shares of common stock for future services totally $140,000

Stock option plan

On October 19, 2012, the Company’s Board of Directors approved the 2011 Long-Term Incentive Plan (the “2011 Plan”). The Plan provides for the issuance of options to purchase up to 1,500,000 shares of the Company’s common stock to officers, directors, employees and consultants of the Company. Under the terms of the Plan the Company may issue Incentive Stock Options as defined by the Internal Revenue Code to employees of the Company only and nonstatutory options. The Board of Directors of the Company determines the exercise price, vesting and expiration period of the grants under the Plan. However, the exercise price of an Incentive Stock Option should not be less than 110% of fair value of the common stock at the date of the grant for a 10% or more stockholder and 100% of fair value for a grantee who is not 10% stockholder. The fair value of the common stock is determined based on quoted market price or in absence of such quoted market price, by the Board of Directors in good faith. Additionally, the vesting period of the grants under the Plan will be determined by the Committee, in its sole discretion and expiration period not more than ten years. The Company reserved 1,500,000 shares of its common stock for future issuance under the terms of the Plan.

NOTE 6 - LOSS PER SHARE

The following table presents the computation of basic and diluted loss per share for the years ended December 31, 2011 and 2010:

	2011	2010

Net loss available to Common stockholders	$(1,178,101)	$(145,472)
Basic and diluted earnings (loss) per share	$(0.18)	$(0.04)
Weighted average common shares outstanding	6,650,026	4,000,000

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Confidential Offering Memorandum

BIOSIG TECHNOLOGIES INC.
(A development stage company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows the provisions of ASC 825-10.  For financial assets and liabilities included within the scope of ASC 825-10, the Company will be required to adopt the provisions of ASC 825-10 prospectively as of the beginning of Fiscal 2009.  The adoption of ASC 825-10 did not have a material impact on our consolidated financial position or results of operations.

There were no items required to be measured at fair value on a recurring basis in the consolidated financial statements as of December 31, 2011.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating leases

On August 9, 2011, the Company entered into a three-year lease for office space in Los Angeles, California, with monthly payments escalating from $60,804 in the first year to $66,456 in the third year.

Future minimum lease payments under the operating lease are as follows:

Year Ending December 31,	$61,412
2012	63,256
2013	44,304
2015	$168,972

In addition, the Company leases parking in aggregate of approximately $580 per month, on a month to month basis.

Total lease rental expenses for the years ended December 31, 2011and 2010 was $8,752 and $Nil, respectively.

Litigation

The Company is subject at times to other legal proceedings and claims, which arise in the ordinary course of its business.  Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.  There was no outstanding litigation as of December 31, 2011.

Employment and Consulting Agreements

The Company has consulting agreements with outside contractors to provide certain consulting and advisory services. The Agreements are generally for a term of 12 months from inception and renewable automatically from year to year unless either the Company or Consultant terminates such engagement by written notice.  As of December 31, 2012, the Company has an aggregate of $870,000 (annualized) informal consulting/employment agreements.

On December 10, 2010, the Company entered into a two year consulting contract with a Company director in exchange for 43,750 shares of the Company's common stock valued at $35,000.

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Confidential Offering Memorandum

BIOSIG TECHNOLOGIES INC.
(A development stage company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 9 - INCOME TAXES

At December 31, 2011, the Company has available for federal income tax purposes a net operating loss carry forward of approximately $1,400,000, expiring in the year 2030, that may be used to offset future taxable income. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits will not be realized. Due to possible significant changes in the Company's ownership, the future use of its existing net operating losses may be limited. All or portion of the remaining valuation allowance may be reduced in future years based on an assessment of earnings sufficient to fully utilize these potential tax benefits.

We have adopted the provisions of ASC 740-10-25, which provides recognition criteria and a related measurement model for uncertain tax positions taken or expected to be taken in income tax returns.  ASC 740-10-25 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities.  Tax position that meet the more likely than not threshold are then measured using a probability weighted approach recognizing the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement.  The Company had no tax positions relating to open income tax returns that were considered to be uncertain.

The effective rate differs from the statutory rate of 34% for due to the following:

Statutory rate on pre-tax book loss	(34.00)%
Stock based compensation	11.70%
Financing costs	2.40%
Valuation allowance	19.90%
0.00%

The Company’s deferred taxes as of December 31, 2011 consist of the following:

Non-Current deferred tax asset:
Net operating loss carry-forwards	$403,000
Valuation allowance	(403,000)
Net non-current deferred tax asset	$-

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Confidential Offering Memorandum

BIOSIG TECHNOLOGIES INC.
(A development stage company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 10 - SUBSEQUENT EVENTS

On March 30, 2012, the Company entered into a one year consulting contract to advise on matters relating to development and implementation of software and /or hardware for the purpose of mapping cardiac signals and other related matters for a cash stipend of $3,000 and an hourly rate of $300 for services rendered.

On May 9, 2012, the Company entered into a consulting contract expiring on September 30, 2012 for financial and business development services for an initial fee of $15,000 and additional two payments of $5,000 each.

On April 11, 2012, the Company's board of directors authorized the issuance of 55,000 options to purchase the Company's common stock at $0.001 per share vesting immediately to consultants for past services

On June 11, 2012, the Company's board of directors authorized the issuance of an aggregate of 262,500 shares to key employees and officers as a bonus for past services.

Subsequent to the year ended December 31, 2011, the Company sold 157.5 Series B Preferred shares for gross proceeds of $787,500.

At various times subsequent to December 31, 2011, the Company’s CEO and Chairman advanced $106,000 to the Company.  The advances are non-interest bearing and due on demand.

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Confidential Offering Memorandum

APPENDIX C

CERTIFICATE OF DESIGNATION, PREFERENCES,
RIGHTS AND LIMITATIONS

OF

SERIES C PREFERRED STOCK

OF

BIOSIG TECHNOLOGIES, INC.

Provided as separate attachment

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Confidential Offering Memorandum

APPENDIX D

SUBSCRIPTION AGREEMENT

To subscribe for Series C Preferred Stock
in the private offering of
  BIOSIG TECHNOLOGIES, INC.

Provided as separate attachment

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Confidential Offering Memorandum

APPENDIX E

SECURITIES PURCHASE AGREEMENT

Dated as of January    , 2013

of

BIOSIG TECHNOLOGIES, INC.

Provided as separate attachment

81

Confidential Offering Memorandum

APPENDIX F

FORM OF WARRANT

Provided as separate attachment

82

Confidential Offering Memorandum

APPENDIX G

REGISTRATION RIGHTS AGREEMENT

Provided as separate attachment

83